



SEC MAIL PROCESSING
RECEIVED
MAY 12 2003
WASH. D.C. 187 SECTION



2002

Serviceware

ServiceWare Technologies, Inc. Annual Report


RECEIVED
MAY 12 2003
187
PROCESSING
SECTION

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 000-30277

ServiceWare Technologies, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**25-1647861** (I.R.S. Employer Identification No.)
333 Allegheny Avenue, Suite 301 North **Oakmont, PA** (Address of Principal Executive Offices)	**15139** (Zip Code)

Registrant's telephone number, including area code: **(412) 826-1158**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	**Not applicable**

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.01 per share
(Title of Class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant is an accelerated filer as defined in Rule 12b-2 of the Act. Yes ☐ No ☑

The aggregate market value of common equity held by non-affiliates of the registrant as of June 28, 2002, the last business day of the registrant's most recently completed second quarter, was approximately $9,000,000, computed by reference to the price at which the common equity was last sold on the Nasdaq SmallCap Market on June 28, 2002, as reported in *The Wall Street Journal.* This figure has been calculated by excluding shares owned beneficially by directors and executive officers as a group from total outstanding shares solely for the purpose of this response.

The number of shares of the registrant's Common Stock outstanding as of the close of business on March 19, 2003 was 24,145,870.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the definitive Proxy Statement of ServiceWare Technologies, Inc. to be used in connection with the 2003 Annual Meeting of Stockholders (the "Proxy Statement") are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent provided herein. Except as specifically incorporated by reference herein, the Proxy Statement is not to be deemed filed as part of this Annual Report on Form 10-K.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

SERVICEWARE TECHNOLOGIES, INC.

ANNUAL REPORT ON FORM 10-K

FOR THE YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

PART I

Item 1. Business

We were initially incorporated as a Pennsylvania corporation in January 1991 as ServiceWare, Inc. In July 1999, we acquired the Molloy Group, Inc., a leading provider of knowledge-empowered software for strengthening customer relationships. In May 2000, we changed our name to ServiceWare Technologies, Inc. and reincorporated as a Delaware corporation. In August 2000, we closed our initial public offering. Prior to July 2001, we had two reportable business segments: Software and Content. In July 2001, we completed the sale of our Content business to RightAnswers LLC ("RightAnswers"). Financial information regarding revenues and long lived assets attributable to the United States versus international is found in Note 16 to the consolidated financial statements in Item 8 below. In response to poor financial performance and the economic downturn, during 2001 we announced strategic corporate restructuring programs pursuant to which we have significantly reduced costs and we have focused our business exclusively on revenue growth opportunities in our Software business. As part of the restructuring plans, approximately 180 employees were laid off during 2001. In August 2002, we acquired all existing technology assets, certain customer and vendor contracts of InfoImage, Inc., a privately held enterprise portal company which filed for bankruptcy protection prior to our agreement to acquire these assets.

Our primary office is located at 333 Allegheny Avenue, Oakmont, Pennsylvania 15139, and our website address is www.serviceware.com. We have not incorporated by reference into this Annual Report on Form 10-K the information on our Web site, and you should not consider it to be a part of this document. Our Web site address is included in this document for reference only.

Overview

ServiceWare Technologies is a leading provider of enterprise Knowledge Management (KM) solutions that enable organizations to deliver superior service to customers, employees and partners by transforming information into knowledge.

ServiceWare Enterprise™ (formerly named eService Suite), powered by The Cognitive Processor®, a patented self-learning search technology, enables organizations to capture and manage intellectual capital. This repository of corporate knowledge, known as a knowledge base, can then be easily accessed via a browser to effectively answer inquiries made either over the Web or through the telephone to a customer contact center or help desk.

Customers use ServiceWare's Knowledge Management solutions to:

- Strengthen relationships with customers, partners, suppliers and employees
- Decrease operating costs
- Improve creation, dissemination and sharing of enterprise knowledge
- Integrate seamlessly with existing technology investments

ServiceWare Enterprise™ is a software solution that allows ServiceWare customers to provide personalized, automated Web-based service tailored to the needs of their users. ServiceWare Enterprise enables businesses to capture enterprise knowledge, solve customer problems, reuse solutions and share captured knowledge throughout the extended enterprise. It also enables the extended enterprise to access this knowledge online. In addition, through the self-learning features of ServiceWare's patented Cognitive Processor technology, the solutions generated by these products are intelligent in that they have the capability to learn from each interaction and automatically update themselves accordingly. ServiceWare Enterprise includes the software products ServiceWare Self-Service™ (Web-based self-service for customers, partners and employees), ServiceWare Professional™ (for customer service, sales and field service personnel) and ServiceWare Architect™ (for quality assurance managers and system administrators). ServiceWare also provides a portal solution, ServiceWare Knowledge Portal, based on the technology acquired from InfoImage in August 2002

ServiceWare customers represent a cross-section of industry leaders in the financial services, technology, manufacturing, healthcare, entertainment, education and government sectors. Customers include EDS, H&R Block, AT&T Wireless, Cingular Wireless, Fifth Third Bancorp, Green Mountain Energy, Reuters, Stream International, and QUALCOMM.

Industry Background

Business Case for Knowledge Management

The information age has increased the demand for immediate access to customer data, product information and corporate knowledge, making the need to retain intellectual capital greater than ever. At the same time, the loss of corporate knowledge has been perpetuated by the downsizing and reorganizations that are common in today's economy. In order to attain a competitive advantage in this volatile market, we believe organizations are turning to Knowledge Management solutions to improve the creation, preservation, dissemination and application of knowledge throughout the enterprise. Knowledge Management can be used to achieve a wide range of strategic business objectives from providing a superior service experience for employees and customers to managing relationships with partners and suppliers.

Requirements of a Comprehensive e-Service Solution- Knowledge Management

Increasingly, companies need to improve customer loyalty and retention while also consolidating corporate and customer information into a single knowledge repository."Knowledge Management" is the development of a formal process that evaluates a company's organizational processes, people, and technology and develops a system that uses the relationships between these components to get the right information to the right people at the right time so as to improve productivity.

Knowledge Management is gaining acceptance, particularly due to the growth of e-business. We believe companies understand now more than ever the need to protect intellectual capital, capture the knowledge of its workforce and sustain competitive advantage by focusing on the effectiveness of employees, customers and partners. Knowledge Management provides companies with a process to capture enterprise knowledge, organize knowledge and disseminate knowledge to key audiences.

In order to enable businesses to provide superior service, a comprehensive solution needs to:

- provide the option for a self-service experience;
- provide the end-user with the ability to escalate to assisted service and seamlessly transfer information across all communication channels, including e-mail, telephone, or chat, at any stage of interaction;
- consolidate the knowledge base and intellectual capital throughout the organization and make it available throughout the extended enterprise;
- learn through cumulative customer feedback and rapidly develop solutions to allow the enterprise to provide proactive service to its end-users;
- offer the flexibility necessary to integrate with existing solutions and enable enterprises to rapidly deploy the technology; and
- scale cost-effectively as the organization's service needs grow.

Call Centers are Evolving Into Multi-Channel Contact Centers

For the last several years, many companies have spent heavily to implement technology based Customer Relationship Management (CRM) software. The strategic goal is to enhance pre- and post-sales customer relationships, improve customer satisfaction and influence customer retention.

Traditionally, companies created call centers to handle only voice interactions. Today, there are thousands of call centers globally. Many of these centers have evolved into multi-channel contact centers that handle customer interactions via the phone, e-mail, chat, Web, fax, and instant messaging. As more call centers adopt these additional communication channels, e-service continues to play a key role in the infrastructure of contact centers. Additionally, many companies seek to complement their ability to offer high-quality human level based service provided by the support organization with a Web based self-service capability, also known as e-service. The benefits of e-service include 24/7 availability, cost-savings, scalability, consistency, and improved customer satisfaction and customer retention.

The ServiceWare Solution

We provide Knowledge Management solutions that enable companies to strengthen relationships with their customers, partners, suppliers and employees. We license software products to enterprises that form the basis of their Knowledge Management strategy or function as a component of their contact center or help desk infrastructure. Our solutions enable businesses to capture enterprise knowledge, solve customer problems, reuse solutions and share captured knowledge throughout the extended enterprise. Our solutions also enable the extended enterprise to access this knowledge online. In addition, through the self-learning capabilities of our patented Cognitive Processor search technology the solutions generated by our products are intelligent in that they are interactive, adaptable and have the capability to update automatically. We believe our solutions provide our customers with a number of key benefits, including:

- ***Decreased Operating Costs.*** By enabling end-users to access customer service online and by aiding customer service agents to more effectively handle user requests, our solutions often provide cost savings and improve employee productivity. These savings and increased productivity are a result of reduced telephone call volume, the ability to process more end-user interactions per employee and reduced levels of employee training.

- ***Strengthened Relationships with their End-Users.*** Our solutions allow enterprises to provide their customers and other end-users with improved, timely and accurate service. Enterprises realize that the service function provides them with their closest contact with their customers, and, by providing superior self or assisted service, they can create long-term customer satisfaction and loyalty. We believe that by providing better and more user-friendly service, our solutions increase the likelihood that a business' customers will complete specific transactions and that the enterprise will be able to attract and retain its customers.

- ***Improved Dissemination of Enterprise Knowledge.*** Our ServiceWare Enterprise enables our customers to develop a common knowledge base of intellectual capital, which is collected from their business systems and experts throughout their organization, and makes it available throughout the extended enterprise. All communications from a business to its customers, partners, suppliers or employees, whether through telephone support, self-service, or e-mail, draw from this knowledge base. Additionally, the patented Cognitive Processor technology contained in our ServiceWare Enterprise provides a self-learning capability that continually learns at each request, which keeps responses up to date and provides end-users with accurate answers to their questions.

- ***Seamless Integration with Existing Solutions.*** Our products are designed for rapid deployment, typically in eight to 12 weeks. Our software helps our customers to preserve their investments in, and deployments of, call center and help desk products, CRM solutions, workflow tools, knowledge bases and other applications. Our solution enhances these capabilities and integrates them into a cohesive and automated Internet service infrastructure by integrating with applications from leading companies such as Clarify/Amdocs, Remedy, and Siebel Systems. As a result, this enables our customers to deploy best-of-breed applications configured to suit their particular e-service needs.

- ***Consistent Service Across Communication Channels.*** Our solution allows access to knowledge from a wide variety of communication channels. Our proprietary software enables end-users to transfer inquiries easily from self-help to e-mail responses to live interaction. Escalation of end-user inquiries helps ensure that our clients efficiently apply the appropriate level of resources toward their customers' satisfaction while reducing the risk of losing a customer because of perceived unresponsiveness.

- *Scalability for Large and Growing Enterprises.* The architecture of the ServiceWare Enterprise allows both large and growing organizations to maintain a consistent level of service as the volume of traffic across their communication channels increases. By deploying in a cluster and capitalizing on the capabilities of our J2EE architecture, our products provide consistent responsiveness to end-user interactions despite rising volumes of traffic.

Strategy

Our solutions enable enterprises to provide a Web-based platform by which customers, partners, suppliers and employees access and manage business critical knowledge. Our objective is to leverage this platform to become a leading worldwide provider of Knowledge Management solutions. To achieve our goal, we intend to:

- *Enhance Technology and Product Leadership.* We intend to broaden our leadership position in the Knowledge Management and e-service solutions market by continuing to increase the performance, functionality and scalability of our solutions. We plan to continue to design our products to be highly scalable throughout the extended enterprise, easily configurable and able to integrate with both front-end best-of-breed applications and existing enterprise systems. We plan to continue to devote resources to the development of new and innovative technologies, to increase efficiencies, offer immediate answers and minimize service response time. We intend to expand the current offering to incorporate advances in knowledge acquisition.

- *Expand Strategic Alliances.* In order to broaden our market presence, enter new geographic and vertical markets, and increase adoption of our solutions, we plan to strengthen existing and pursue additional strategic alliances with consultants, systems integrators, value-added resellers and independent software vendors of complementary products. We intend to use these relationships to increase our sales by leveraging these organizations' industry expertise, business relationships and sales and marketing resources. Currently, we have strategic alliances with Electronic Data Systems Corporation, Clarify/Amdocs, Remedy, Siebel and EPAm Systems. Additionally, we plan to increase our service capabilities by pursuing strategic relationships with leading systems integrators and consultants.

- *Further Develop International Presence.* To capitalize on international opportunities for our knowledge-powered solutions, we have completed the first stage of our product localization efforts, concentrating on European markets. The interface is currently available in French, Spanish, German and Dutch. Furthermore, we intend to increase our relationships with local distributors in international markets, including Merlin Information Systems and Al-Moammar Information Systems.

Products

ServiceWare's Knowledge Management solutions enable organizations to easily provide customers, partners, suppliers and employees with fast, accurate answers to inquiries across various communication channels including the phone, e-mail, chat and the Web. Based on our software and Cognitive Processor technology, ServiceWare Enterprise software empowers organizations to deliver superior service and support, while reducing expenses. ServiceWare Enterprise includes our ServiceWare Self-Service, ServiceWare Professional and ServiceWare Architect software products.

ServiceWare Self-Service allows our customers to provide Web-based self-service to their end-users. End-users can access the Self-Service solution through the Internet or a corporate Intranet. This Web-based e-service solution allows self-help users to access the knowledge base at any time, using an easy-to-use, intuitive interface via a natural language query. ServiceWare Self-Service can be customized to adopt the look and feel of our customer's Web site.

ServiceWare Professional provides a Web-based application interface for customer service professionals to more easily navigate through the knowledge base, view various components of the knowledge base, capture and revise additional knowledge, and provide accurate answers to end-user questions. ServiceWare Professional includes a complete case management system that serves as a workstation for customer service and support agents. Agents have a visual queue of cases that can be viewed based on skills based routing. The system also contains e-mail and chat components that enable agents to easily communicate with customers and employees without having to pick up the phone. ServiceWare Professional integrates with many types of customer relationship applications to provide a seamless interface for a customer service professional.

ServiceWare Architect provides a robust set of knowledge tools that allows customers' quality assurance managers and system administrators to design, manage and maintain knowledge bases. ServiceWare Architect provides robust quality assurance and workflow capabilities as well as administrative tools for all necessary product suite functions.

The recent poor economic climate has contributed to stagnant IT purchasing for our target market, Fortune 1000 companies, and we anticipate a stagnant IT purchasing environment to continue in our target market in the near future. As a result, we are experiencing price compression and a slowdown in overall demand for our products and services. With that in mind, we have redirected some of our efforts towards the mid-market. Specifically, we have redesigned parts of our product, added the ability to host the solution and created attractive pricing and packages for these midmarket companies. We are optimistic that this business will increase sales opportunities and product and services revenue in 2003.

Services

Professional Services. Our professional services team provides our customers with pre- and post-sales services. Pre-sales consulting services include our Decision Integrity process, which applies analytical methodologies and an understanding of business processes to help organizations make an informed decision regarding the choice of Knowledge Management as a technological solution. Post-sales implementation, integration and Knowledge Management consulting services allow our customers to deploy our e-service solutions effectively. In addition, our professional services team offers education and training to enable our customers' internal team to understand how to use our products, support the implementation and maintain our solutions.

Customer Support. All customers under a maintenance agreement have access to our technical support engineers via telephone, fax or e-mail. In addition, we provide self-service support to our customers on a 24/7 basis through our www.serviceware.com Web site.

Technology and Architecture

We employ industry-standard technologies to create an object-based open architecture for all of our applications. ServiceWare Enterprise is based on an n-tiered architecture, which permits the use of multiple servers for scalability and a clear division of responsibility between our software programs. This division provides flexibility and scalability. The architecture is based on the Java 2 Enterprise Edition or "J2EE" framework that includes components specifically designed to take advantage of each element of the modern Web environment. This enables a configurable, extensible application to be delivered based on current Internet standards.

At the core of our technology is Cognitive Processor, which provides self-learning capability to ServiceWare Enterprise. The Cognitive Processor uses patented algorithm technology based on neural network and Bayesian statistical principles. Through these algorithms, the Cognitive Processor is capable of learning from past transactions.

We are continually updating our software to run in the most common environments. ServiceWare now supports Solaris, Windows 2000 and NT operating environments.We support BEA Weblogic, Macromedia JRUN and IBM Websphere for the application servers.

We provide an extensive set of integration Application Programming Interfaces or "APIs" that allow us to integrate with a broad range of applications using industry standard protocols. ServiceWare Enterprise is also available as a Web service through ServiceWare's Simple Object Access Protocol (SOAP) adapter. The SOAP adapter provides the mechanism by which ServiceWare Enterprise will be available as a Web service within the enterprise. Any application will be able to utilize the Web service to add and retrieve from a knowledge base and take advantage of ServiceWare's patented self-learning and self-organizing search technology, the Cognitive Processor.

Customers

We have traditionally marketed our products and services to Global 2000 call centers and help desks in a wide range of vertical industries. EDS accounted for 11% of our 2002 revenues. The following is a partial list of our other customers during 2002.

Allegheny Energy
Allina Health Systems
Amgen
AT&T Wireless
Aventis
Cingular Wireless
Concord EFS
Compaq
EATON/Cutler-Hammer
EDS
Fifth Third Bancorp
First Union National Bank
Fourth Shift, a SoftBrands Company
Gelco Government Services
H&R Block
Hewlett-Packard
Hughes Supply
Made2Manage Systems
Marconi Communications
NCS Pearson
Qualcomm
Respironics
Scientific Atlanta
Stream International
Texas Instruments
US Cellular
U.S. Army
U.S. Navy
U.S. Patent & Trademark Office

Sales and Marketing

We sell our solutions primarily through our direct sales force. We have sales personnel throughout North America and in the United Kingdom.

To increase the effectiveness of our direct selling efforts and our penetration of the Knowledge Management solutions market, we build brand awareness of ServiceWare and our solutions through marketing programs. These programs include print and Web advertisements, direct mailings, public relations activities, seminars and other major industry/partner events, market research and our Web site.

Our marketing organization creates materials to support the sales process, including brochures, data sheets, case studies, presentations, white papers and demonstrations. In addition, our marketing group helps identify and develop key alliance opportunities and channel distribution relationships.

Strategic Alliances

We have established strategic alliances with leading providers of e-business software technologies. These alliances augment our sales and marketing initiatives by enabling us to increase market awareness, distribution and market penetration of our solutions and services, as well as to extend the technical and functional application of our e-service solutions.

Historically, we have had several categories of alliances, including distribution, software and services alliances. We have established distribution alliances with leading providers of complementary e-business and CRM technologies who resell or co-market our solutions. We benefit from the lead generation and established marketing capabilities of these firms. In turn, our alliance partners benefit from being able to offer more comprehensive solutions in their product offerings and thereby increase their customers' satisfaction. We currently have alliances with several vendors, including Clarify/Amdocs, Remedy and Siebel Systems.

We have established service alliances with leading systems integrators, including Electronic Data Systems Corporation to increase our breadth of implementation services both nationally and around the globe. These service alliance partners complete a rigorous training program to become fully certified to implement our solutions, and we continue to work with our service alliance partners as a team to ensure a fast, effective path to the deployment of our Knowledge Management solution to enable our customers to reap the benefits of our Knowledge Management solution immediately.

We intend to continue to build and refine our strategies in selecting leading alliance partners. We believe that building key relationships with market leaders increase our opportunities in global expansion, enhanced solutions, and continued product innovations.

Research and Development

Our internal research and development team together with our outside development resources develop our product and service offerings. In conjunction with our outside development resources, we continue to enhance the features and performance of our existing products and services. In addition, we are continuing to develop our products and services to meet our customers' expectations of ongoing innovation and enhancement within our suite of products and services. We have entered into an agreement with EPAm Systems, of Princeton, New Jersey, and Minsk, Belarus, to augment our research and development capabilities. This relationship gives us access to approximately 250 developers in a cost effective offshore model. EPAm Systems is ISO 9001 certified and has completed complicated projects for major international corporations including Fortune 500 companies. This relationship has allowed us to streamline operating costs and increase productivity. Research and development is conducted by way of a clearly defined process that is a subset of industry standard Rational Unified Process.

We renewed our agreement with EPAm Systems on April 1, 2002. This agreement states that consulting services will be provided in accordance with specific work orders. Payment for these services is billed as the work is incurred or at a fixed fee agreed upon for the work order.

Our ability to meet our customers' expectations depends on a number of factors, including our ability to identify and respond to emerging technological trends in our target markets, develop and maintain competitive products, enhance our existing products and services by adding features and functionality that differentiate them from those of our competitors and bring products and services to market on a timely basis and at competitive prices. Consequently, we have made, and we intend to continue to make, investments in research and development.

For a description of our research and development related expenses, see the Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of this Form 10-K.

Competition

Competition in our marketplace is rapidly evolving and intense, and we expect competition to intensify further in the future as current competitors expand their product offerings and new competitors enter the market. Current competitors include in-house developed applications and providers of commercially available Knowledge Management solutions, including Kana Software, eGain Communications, and Primus Knowledge Solutions.

We believe that the principal competitive factors affecting our market include referenceable customers, the breadth and depth of a given solution, product quality and performance, core technology, product scalability and reliability, product features and the ability to implement solutions and respond timely to customer needs.

Although we believe that we currently compete favorably with respect to the principal competitive factors in our market, we may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of industry consolidation.

Intellectual Property

Our success and ability to compete effectively depends, in part, upon our proprietary rights. We rely on a combination of patent, copyright, trade secret and trademark laws, confidentiality procedures and contractual provisions to establish and protect our proprietary rights in our software, documentation and other written materials. These legal protections afford only limited protections for our proprietary rights and may not prevent misappropriation of our technology or deter third parties from developing similar or competing technologies.

We seek to avoid disclosure of our intellectual property by generally entering into confidentiality or license agreements with our employees, consultants and companies with which we have alliances, and we generally control access to, and distribution of, our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology or to develop products with the same functionality as our products.

Policing unauthorized use of our proprietary information is difficult, and we may be unable to determine the extent of unauthorized copying or use of our products or technology. Further, third parties, which have been granted certain limited contractual rights to use our proprietary information, may improperly use or disclose such proprietary information. In addition, certain components of our product suite require us to have licenses from third parties for use. These licenses may be subject to cancellation or non-renewal. In this event, we will be required to obtain new licenses for use of these products, which may not be available on commercially reasonable terms, if at all, and could result in product shipment delays and unanticipated product development costs.

Employees

As of December 31, 2002, we had 67 employees consisting of 23 in sales, 20 in professional services and support, seven in research and development, seven in marketing, and ten in general and administration. In spite of the difficult economic environment, we continue to believe that one of our strengths is the quality and dedication of our people and the shared sense of being part of a team. We strive to maintain a work environment that fosters professionalism, excellence, diversity and cooperation among our employees.

Forward-looking Statements

Certain statements contained in this Annual Report on Form 10-K constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different than any expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential", "continue", or the negative of these terms or other comparable terminology.

Although we believe that the expectations in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Additional Factors that May Affect Future Results

Set forth below and elsewhere in this Form 10-K and in other documents we file with the Securities and Exchange Commission are risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements contained in this Form 10-K or the results indicated or projected by our historical results.

We may need additional capital to fund continued business operations and we cannot be sure that additional financing will be available.

We have historically required substantial amounts of capital to fund our business operations. Despite efforts to reduce our cost structure, we expect to continue to experience negative cash flow from operations in

2003. We cannot assure investors that we will attain break-even cash flow from operations at any particular time in the future, or at all.

We continue to evaluate alternative means of financing to meet our needs on terms that are attractive to us. Our ability to continue as a business in our present form is largely dependent on our ability to generate additional revenues, reduce overall operating expense, and achieve profitability and positive cash flows or to obtain additional debt or equity financing. We believe that we have the ability to do so and plan to fund 2003 operations through product sales, reduced spending and utilizing the available funding under our existing debt facilities. From time to time, we have considered and discussed various financing alternatives and expect to continue such efforts to raise additional funds to support our operational plan. However, we cannot be certain that additional financing will be available to us on favorable terms when required, or at all. Further, we believe that in order to sustain business operations at the current level through 2004, we will need to obtain significant additional funding.

If we are not able to obtain necessary capital, we may need to dramatically change our business strategy and direction, including pursuing options to sell or merge our business, or liquidate.

In the past, we have funded our operating losses and capital expenditures through proceeds from equity offerings and debt. Changes in equity markets in the recent past have adversely affected our ability to raise equity financing and have adversely affected the markets for debt financing for companies with a history of losses such as ours. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of the rights of our common stock and, in light of our current market capitalization, our stockholders may experience substantial dilution. Further, the issuance of debt securities could increase the risk or perceived risk of our company. If we are not able to obtain necessary capital, we may need to dramatically change our business strategy and direction, including pursuing options to sell or merge our business, or liquidate.

We have a history of losses, anticipate that we will continue to incur losses in 2003 and may never achieve profitability.

Our limited operating history in our current line of business and the uncertain nature of the markets in which we compete make it difficult or impossible to predict future results of operations. As of December 31, 2002, we had an accumulated deficit of $73.5 million. We have not achieved profitability on a quarterly or annual basis to date. In 2002 and 2001, we incurred net losses of $6.8 million and $29.7 million, respectively. We expect to have decreased operating expenses as a result of our restructuring activities. However, if revenues do not significantly increase, our losses will continue. In addition, our history of losses may cause some of our potential customers to question our viability, which might hamper our ability to make sales.

Our cash flow may not be sufficient to permit repayment of our debt when due.

The $3.25 million of convertible notes we issued in second quarter 2002 will be due no later than July 15, 2004. To the extent the note purchasers do not elect to convert the notes into common stock, we will be required to retire or refinance that debt at that time. In addition, any borrowings that we make under our revolving debt facility will be due in October 2003. Our ability to retire or to refinance our indebtedness will depend on our ability to generate cash flow in the future. Our cash flow from operations will likely be insufficient to repay this indebtedness at scheduled maturity and some or all of our indebtedness, which is not converted to equity, will likely have to be refinanced. If we are unable to refinance our debt or if additional financing is not available on acceptable terms, or at all, we could be forced to dispose of assets under circumstances that might not be favorable to realizing the highest price for the assets or to default on our obligations with respect to this indebtedness.

We may not succeed in attracting and retaining the personnel we need for our business and the integration of new management and personnel may strain our resources.

Our business requires the employment of highly skilled personnel, especially experienced software developers. The inability to recruit and retain experienced software developers in the future could result in delays in developing new versions of our software products or could result in the release of deficient software products. Any such delays or defective products would likely result in lower sales. We may also experience difficulty in hiring and retaining sales personnel, product managers and professional services employees. The average tenure of our current employees is 2.7 years.

Our senior management team consists of only two individuals, neither of whom has been with us for more than three years. The loss of either of these officers could have an adverse effect on our operations, business, and prospects and our ability to carry out our business plan. We do not maintain key man insurance on our officers.

A significant percentage of our product development is performed by a third party internationally, the loss of which could substantially harm our product development efforts.

A significant percentage of our product development work, and some of our implementation services, are performed by a third-party development organization in Minsk, Belarus. Unpredictable developments in the political, economic and social conditions in Belarus, or our failure to maintain or renew our business relationship with this organization on terms similar to those which exist currently, could reduce or eliminate product development and implementation services. If access to these services were to be unexpectedly eliminated or significantly reduced, our ability to meet development objectives vital to our ongoing strategy would be hindered, and our business could be seriously harmed.

Our historical financial results may not be helpful in evaluating our prospects because our current line of products is relatively new.

Since the announcement of our corporate restructurings in 2001, we have reallocated our resources to the ongoing enhancement of our software product, and in July 2001, we sold our content business. Because our current line of software products is relatively new, our historical financial results may not be helpful in evaluating our prospects.

It is difficult to draw conclusions about our future performance based on our past performance due to significant fluctuations in our quarterly operating results.

Our projected expense levels are based on our expectations regarding future revenues and are relatively fixed in the short term. Therefore, if revenue levels are below expectations in a particular quarter, operating results and net income are likely to be disproportionately adversely affected because our expenses are relatively fixed. In addition, a significant percentage of our revenues is typically derived from relatively large orders from a limited number of customers, so it is difficult to estimate accurately the timing of future revenues.

Our quarterly results are also impacted by our revenue recognition policies. Our revenues are unpredictable and in our last six quarters have fluctuated from a low of $2.2 million in third quarter 2001 and third quarter 2002 to a high of $4.4 million in fourth quarter 2001. Because we generally recognize license revenues upon installation and training, sales orders from new customers in a quarter might not be recognized during that quarter. Delays in the implementation and installation of our software near the end of a quarter could also cause recognized quarterly revenues and, to a greater degree, results of operations to fall substantially short of anticipated levels. We often recognize revenues for existing customers in a shorter time frame because installation and training can generally be completed in significantly less time than for new customers. However, we may not be able to recognize expected revenues at the end of a quarter due to delays in the receipt of expected orders from existing customers.

Revenues in any one quarter are not indicative of revenues in any future period because of these and other factors and, accordingly, we believe that certain period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance.

The Knowledge Management market is evolving and, if it does not grow rapidly, our business will be adversely affected.

The Knowledge Management solutions market is an emerging industry, and it is difficult to predict how large or how quickly it will grow, if at all. Customer service historically has been provided primarily in person or over the telephone with limited reference materials available for the customer service representative. Our business model assumes that companies which provide customer service over the telephone will find value in aggregating institutional knowledge by using our software and will be willing to access our content over the Internet. Our business model also assumes that companies will find value in providing some of their customer service over the Internet rather than by telephone. Our success will depend on the broad commercial acceptance of, and demand for, these Knowledge Management solutions.

We currently have one product family. If the demand for this line of products declines, our business will be adversely affected.

ServiceWare's Knowledge Management solution, ServiceWare Enterprise, includes our ServiceWare Self-Service, ServiceWare Professional and ServiceWare Architect software products. Our past and expected future revenues consist primarily of license fees for these software solutions and fees for related services. Factors adversely affecting the demand for these products and our products in general, such as competition, pricing or technological change, could materially adversely affect our business, financial condition, operating results and the value of our stock price. Our future financial performance will substantially depend on our ability to sell current versions of our entire suite of products and our ability to develop and sell enhanced versions of our products.

Due to the lengthy sales cycles of our products and services, the timing of our sales is difficult to predict and may cause us to miss our revenue expectations.

Our products and services are typically intended for use in applications that may be critical to a customer's business. In certain instances, the purchase of our products and services involves a significant commitment of resources by prospective customers. As a result, our sales process is often subject to delays associated with lengthy approval processes that accompany the commitment of significant resources. These delays may worsen in the future as a significant amount of our total revenues will be derived from our ServiceWare Enterprise solutions, for which contracts have a higher average dollar value. For these and other reasons, the sales cycle associated with the licensing of our products and subscription for our services typically ranges between six and eighteen months and is subject to a number of significant delays over which we have little or no control. While our customers are evaluating whether our products and services suit their needs, we may incur substantial sales and marketing expenses and expend significant management effort. We may not realize forecasted revenues from a specific customer in the quarter in which we expend these significant resources because of the lengthy sales cycle for our products and services.

We may not be able to expand our business internationally, and, if we do, we face risks relating to international operations.

Our business strategy includes efforts to attract more international customers. We are currently exploring business opportunities in the United Kingdom and continental Europe. To date, we have only limited experience in providing our products and services internationally. If we are not able to market our products and services successfully in international markets, our expenses may exceed our revenues. By doing business in international markets we face risks, such as unexpected changes in tariffs and other trade barriers, fluctuations in currency exchange rates, difficulties in staffing and managing foreign operations, political instability, reduced protection for intellectual property rights in some countries, seasonal reductions in business activity during the summer months in Europe and certain other parts of the world, and potentially adverse tax consequences, any of which could adversely impact our international operations and may contribute further to our net losses.

If we are not able to keep pace with rapid technological change, sales of our products may decrease.

The software industry is characterized by rapid technological change, including changes in customer requirements, frequent new product and service introductions and enhancements and evolving industry standards. If we fail to keep pace with the technological progress of our competitors, sales of our products may decrease.

We depend on technology licensed to us by third parties, and the loss of this technology could delay implementation of our products, injure our reputation or force us to pay higher royalties.

We rely, in part, on technology that we license from a small number of software providers for use with our products. After the expiration of these licenses, this technology may not continue to be available on commercially reasonable terms, if at all, and may be difficult to replace. The loss of any of these technology licenses could result in delays in introducing or maintaining our products until equivalent technology, if available, is identified, licensed and integrated. In addition, any defects in the technology we may license in the future could prevent the implementation or impair the functionality of our products, delay new product introductions or injure our reputation. If we are required to enter into license agreements with third parties for replacement technology, we could be subject to higher royalty payments.

Problems arising from the use of our products with other vendors' products could cause us to incur significant costs, divert attention from our product development efforts and cause customer relations problems.

Our customers generally use our products together with products from other companies. As a result, when problems occur in a customer's systems, it may be difficult to identify the source of the problem. Even when these problems are not caused by our products, they may cause us to incur significant warranty and repair costs, divert the attention of our technical personnel from our product development efforts and cause significant customer relations problems.

If certain companies cease to provide open program interfaces for their customer relationship management software, it will be difficult to integrate our software with theirs. This will decrease the attractiveness of our products.

Our ability to compete successfully also depends on the continued compatibility and interoperability of our products with products and systems sold by various third parties, specifically including CRM software sold by Clarify/Amdocs, Remedy, and Siebel Systems. Currently, these vendors have open applications program interfaces, which facilitate our ability to integrate with their systems. If any one of them should close their programs' interface or if they should acquire one of our competitors, our ability to provide a close integration of our products could become more difficult, or impossible, and could delay or prevent our products' integration with future systems. Inadequate integration with other vendors' products would make our products less desirable and could lead to lower sales.

We face intense competition from both established and recently formed entities, and this competition may adversely affect our revenues and profitability because we compete in the emerging market for Knowledge Management solutions.

We compete in the emerging market for Knowledge Management solutions and changes in the Knowledge Management solutions market could adversely affect our revenues and profitability. We face competition from many firms offering a variety of products and services. In the future, because there are relatively low barriers to entry in the software industry, we expect to experience additional competition from new entrants into the Knowledge Management solutions market. It is also possible that alliances or mergers may occur among our competitors and that these newly consolidated companies could rapidly acquire significant market share. Greater competition may result in price erosion for our products and services, which may significantly affect our future operating margins.

If our software products contain errors or failures, sales of these products could decrease.

Software products frequently contain errors or failures, especially when first introduced or when new versions are released. In the past, we have released products that contained defects, including software errors in certain new versions of existing products and in new products after their introduction. In the event the information contained in our products is inaccurate or perceived to be incomplete or out-of-date, our customers could purchase our competitors' products or decide they do not need Knowledge Management solutions at all. In either case, our sales would decrease. Our products are typically intended for use in applications that may be critical to a customer's business. As a result, we believe that our customers and potential customers have a great sensitivity to product defects.

We could incur substantial costs as a result of product liability claims because our products are critical to the operations of our customers' businesses.

Our products are critical to the operations of our customers' businesses. Any defects or alleged defects in our products entail the risk of product liability claims for substantial damages, regardless of our responsibility for the failure. Although our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims, these provisions may not be effective under the laws of certain jurisdictions. In addition, product liability claims, even if unsuccessful, may be costly and divert management's attention from our operations. Software defects and product liability claims may result in a loss of future revenue, a delay in market acceptance, the diversion of development resources, damage to our reputation or increased service and warranty costs.

If our customers' system security is breached and confidential information is stolen, our business and reputation could suffer.

Users of our products transmit their and their customers' confidential information, such as names, addresses, social security numbers and credit card information, over the Internet. In our license agreements with our customers, we typically disclaim responsibility for the security of confidential data and have contractual indemnities for any damages claimed against us. However, if unauthorized third parties are successful in illegally obtaining confidential information from users of our products, our reputation and business may be damaged, and if our contractual disclaimers and indemnities are not enforceable, we may be subject to liability.

We may acquire or make investments in companies or technologies that could cause disruptions to our business.

We intend to explore opportunities to acquire companies or technologies in the future. Entering into an acquisition entails many risks, any of which could adversely affect our business, including:

- failure to integrate the acquired assets and/or companies with our current business
- the price we pay may exceed the value we eventually realize
- potential loss of share value to our existing stockholders as a result of issuing equity securities as part or all of the purchase price
- potential loss of key employees from either our current business or the acquired business
- entering into markets in which we have little or no prior experience
- diversion of management's attention from other business concerns
- assumption of unanticipated liabilities related to the acquired assets
- the business or technologies we acquire or in which we invest may have limited operating histories and may be subject to many of the same risks we are.

We may not be able to protect our intellectual property rights, which may cause us to incur significant costs in litigation and an erosion in the value of our brands and products.

Our business is dependent on proprietary technology and the value of our brands. We rely primarily on patent, copyright, trade secret and trademark laws to protect our technology and brands. Our patents may not survive a legal challenge to their validity or provide meaningful protection to us. Litigation to protect our patents would be expensive and the loss of our patents would decrease the value of our products. Defending against claims of patent infringement would also be expensive and, if successful, we could be forced to redesign our products, pay royalties, or cease selling them. In addition, effective trademark protection may not be available for our trademarks. The use by other parties of our trademarks would dilute the value of our brands.

Notwithstanding the precautions we have taken, a third party may copy or otherwise obtain and use our software or other proprietary information without authorization or may develop similar software independently. Policing unauthorized use of our technology is difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other transmitted data. Further, we have granted certain third parties limited contractual rights to use proprietary information which they may improperly use or disclose. The laws of other countries may afford us little or no effective protection of our intellectual property. The steps we have taken may not prevent misappropriation of our technology, and the agreements entered into for that purpose may not be enforceable. The unauthorized use of our proprietary technologies could also decrease the value of our products.

The success of our software products depends on their adoption by our customers' employees. If these employees do not accept the implementation of our products, our customers may fail to renew their service contracts and we may have difficulty attracting new customers.

The effectiveness of our ServiceWare Enterprise depends in part on widespread adoption and use of our software by our customers' customer service personnel and on the quality of the solutions they generate. Resistance to our software by customer service personnel and an inadequate development of the knowledge base may make it more difficult to attract new customers and retain old ones.

Some of our customers have found that customer service personnel productivity initially drops while customer service personnel become accustomed to using our software. If an enterprise deploying our software has not adequately planned for and communicated its expectations regarding that initial productivity decline, customer service personnel may resist adoption of our software.

The knowledge base depends in part on solutions generated by customer service personnel and, sometimes, on the importation of our customers' legacy solutions. If customer service personnel do not adopt and use our products effectively, necessary solutions will not be added to the knowledge base, and the knowledge base will not adequately address service needs. In addition, if less-than-adequate solutions are created and left uncorrected by a user's quality-assurance processes or if the legacy solutions are inadequate, the knowledge base will similarly be inadequate, and the value of our solutions to end-users will be impaired. Thus, successful deployment and broad acceptance of ServiceWare Enterprise will depend in part on whether our customers effectively roll-out and use our software products and the quality of the customers' existing knowledge base of solutions.

We depend on increased business from our new customers and, if we fail to grow our client base or generate repeat business, our operating results could be adversely affected.

If we fail to grow our customer base or generate repeat and expanded business from our current and future customers, our business and operating results will be seriously harmed. Some of our customers initially make a limited purchase of our products and services for pilot programs. If these customers do not successfully develop and deploy such initial applications, they may choose not to purchase complete deployment or development licenses. Some of our customers who have made initial purchases of our software have deferred or suspended implementation of our products due to slower than expected rates of internal adoption by customer service personnel. If more customers decide to defer or suspend implementation of our products in the future, we will be unable to increase our revenue from these customers from additional licenses or maintenance agreements, and our financial position will be seriously harmed.

In addition, as we introduce new versions of our products or new products, our current customers may not need our new products and may not ultimately license these products. Any downturn in our software licenses revenues would negatively impact our future service revenues because the total amount of maintenance and service fees we receive in any period depends in large part on the size and number of licenses that we have previously sold. In addition, if customers elect not to renew their maintenance agreements, our service revenues could be significantly adversely affected.

A decline in Information Technology spending could reduce the sale of our products.

The license fees for our products typically range from approximately several hundred thousand to several million dollars. These fees often represent a significant expenditure of Information Technology ("IT") capital for our customers. Due to the slowdown in the national and global economy and the uncertainties resulting from recent acts of terrorism, we believe that many existing and potential customers are reducing or reassessing their planned IT expenditures. Such reductions in or eliminations of IT spending could cause us to be unable to maintain or increase our sales volumes, and therefore, have a material adverse affect on our revenues, operating results and stock price.

Increasing government regulation of the Internet could harm our business.

As e-business, Knowledge Management and the Internet continue to evolve, we expect that federal, state and foreign governments will adopt laws and regulations tailored to the Internet covering issues like user privacy, taxation of goods and services provided over the Internet, pricing, content and quality of products and services. If enacted, these laws and regulations could limit the market for e-business and Knowledge Management and, therefore, the market for our products and services.

The Telecommunications Act of 1996 prohibits certain types of information and content from being transmitted over the Internet. The prohibition's scope and the liability associated with a violation of the Telecommunications Act's information and content provisions are currently unsettled. The imposition upon us and other software and service providers of potential liability for information carried on or disseminated through our applications could require us to implement measures to reduce our exposure to this liability. These measures could require us to expend substantial resources or discontinue certain services. In addition, although substantial portions of the Communications Decency Act, the act through which the Telecommunications Act of 1996 imposes criminal penalties, were held to be unconstitutional, similar legislation may be enacted and upheld in the future. It is possible that this new legislation and the Communications Decency Act could expose companies involved in e-business to liability, which could limit the growth of Internet usage and e-business generally and, therefore, the demand for Knowledge Management solutions. In addition, similar or more restrictive laws in other countries could have a similar effect and hamper our plans to expand overseas.

We may become involved in securities class action litigation which could divert management's attention and harm our business.

In recent years, the common stocks of technology companies have experienced significant price and volume fluctuations. These broad market fluctuations may cause the market price of our common stock to decline. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become involved in that type of litigation in the future. Litigation is often expensive and diverts management's attention and resources, which could harm our business and operating results.

The low price of our common stock and the amount of our stockholders' equity could result in the delisting of our common stock.

On March 18, 2003, we received a letter from Nasdaq that our common stock will be delisted as of March 27, 2003. We have filed an appeal, and the delisting will be delayed pending the outcome of the appeal. We cannot assure investors that our stock will continue to be listed on Nasdaq after our appeal is heard.

If our common stock is delisted by Nasdaq, we expect that our securities will begin to trade on the OTC Bulletin Board maintained by Nasdaq, another over-the-counter quotation system, or on the pink sheets. As a result, investors may find it more difficult to dispose of or obtain accurate quotations as to the market value of the securities. In addition, we would be subject to a Rule promulgated by the Securities and Exchange Commission that, if we fail to meet criteria set forth in such Rule, imposes various practice requirements on broker-dealers who sell securities governed by the Rule to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transactions prior to sale. Consequently, the Rule may deter broker-dealers from recommending or selling our common stock, which may further affect the liquidity of our common stock.

Delisting from Nasdaq would make trading our shares more difficult for investors, potentially leading to further declines in our share price. It would also make it more difficult for us to raise additional capital.

Further, if we are delisted we could also incur additional costs under state blue sky laws in connection with any sales of our securities.

Our management owns a significant percentage of our company and will be able to exercise significant influence over our actions.

We are controlled by our officers and directors, who in the aggregate directly or indirectly could control more than 50% of our outstanding common stock and voting power, assuming conversion of all of our convertible notes. These stockholders collectively will likely be able to control our management policy, decide all fundamental corporate actions, including mergers, substantial acquisitions and dispositions, and elect our board of directors.

Terrorist attacks such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001 and other attacks or acts of war may adversely affect the markets on which our common stock trades, our financial condition and our results of operations.

On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope. In March 2003, the United States and allied nations commenced a war in Iraq. These attacks and the war in Iraq have caused major instability in the United States and other financial markets. There could be further acts of terrorism in the United States or elsewhere that could have a similar impact. Armed hostilities or further acts of terrorism could cause further instability in financial markets and could directly impact our financial condition and our results of operations.

Item 2. Properties

We own no real property. Our largest facility is located in Oakmont, Pennsylvania, where we lease office space. The term of the lease expires in 2006. We also lease an office in Iselin, New Jersey, replacing a small executive office suite that was sublet in Princeton, New Jersey. We also continue to lease small offices in Atlanta, Georgia; Phoenix, Arizona; Pittsford, New York; and the United Kingdom. We believe that our current facilities are adequate to support our existing operations. We also believe that we will be able to obtain suitable additional facilities on commercially reasonable terms on an "as needed" basis.

Item 3. Legal Proceedings

We are not a party to any material legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders

During the fourth quarter of 2002, no matters were submitted to a vote of the security holders. However, we held a Special Meeting of Stockholders on February 10, 2003. Two matters were considered and voted upon at the Special Meeting:

- the approval of an amendment to our Certificate of Incorporation to effect a reverse stock split of our Common Stock and to grant our Board of Directors the authority to set the ratio for the reverse split or to not complete the reverse split
- the approval of an amendment to our Certificate of Incorporation to decrease the number of authorized shares of Common Stock to 50,000,000 shares subject to completion of the reverse stock split

The votes on the matters presented to our Stockholders were as follows:

	Votes For	Votes Against	Votes Abstained
Approval of an amendment to our Certificate of Incorporation to effect a reverse stock split of our Common Stock	13,593,574	98,205	1,510
Approval of an amendment to our Certificate of Incorporation to decrease the number of authorized shares of Common Stock	13,663,259	26,030	4,000

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Market for the Company's common stock

Our common stock has been quoted on the Nasdaq National Market from August 25, 2000 until April 24, 2002 and on the Nasdaq SmallCap Market since that time. On March 19, 2003, the last sale price of our common stock was $0.29 per share. The following table sets forth the range of high and low sale prices for our common stock for the periods indicated.

	High	Low
2001		
First Quarter	$4.88	$0.66
Second Quarter	$1.06	$0.45
Third Quarter	$0.78	$0.11
Fourth Quarter	$0.60	$0.12
2002		
First Quarter	$0.33	$0.95
Second Quarter	$0.32	$0.55
Third Quarter	$0.25	$0.53
Fourth Quarter	$0.60	$0.29

As of March 19, 2003, there were approximately 350 holders of record of our common stock. We believe that a substantially larger number of beneficial owners hold shares of our common stock in depository or nominee form.

Dividend Policy

We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings to finance the expansion of our business. Moreover, our bank credit facility restricts our ability to pay cash dividends.

Item 6. Selected Financial Data

The following financial information for the five years ended December 31, 2002 has been derived from our consolidated financial statements. You should read the selected consolidated financial data set forth below along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes.

	For the year ended December 31,				
	2002	2001	2000	1999	1998
	(in thousands, except share and per share data)				
STATEMENT OF OPERATIONS DATA					
(Prior year amounts reclassified)					
Revenue					
Licenses	$ 3,781	$ 5,912	$ 11,168	$ 3,420	$ 2,749
Services	6,377	6,515	6,632	3,777	1,894
Total revenues	10,158	12,427	17,800	7,197	4,643
Cost of revenues					
Cost of licenses	969	2,685	1,415	457	160
Cost of services	3,665	8,747	8,827	3,253	1,259
Total cost of revenues	4,634	11,432	10,242	3,710	1,419
Gross margin	5,524	995	7,558	3,487	3,224
Operating expenses					
Sales and marketing	5,375	13,579	16,596	9,501	5,748
Research and development	2,899	6,345	4,404	2,560	1,485
General and administrative	2,964	3,631	3,456	2,334	2,703
Intangible assets amortization	346	4,828	5,059	2,204	—
Restructuring and other non-recurring charges (income)	(419)	4,547	426	84	98
Total operating expenses	11,165	32,930	29,941	16,683	10,034
Loss from operations	(5,641)	(31,935)	(22,383)	(13,196)	(6810)
Other income (expense), net	(1,184)	449	602	(173)	(13)
Net loss from continuing operations	$(6,825)	$(31,486)	$(21,781)	$(13,369)	$(6,823)
Net income from discontinued operations	—	1,240	2,005	3,307	3,007
Net gain from disposal of a business segment	—	532	—	—	—
Net loss	$(6,825)	$(29,714)	$(19,776)	$(10,062)	$(3,816)
Less preferred dividend amounts	—	—	—	(95)	(124)
Net loss applicable to common stockholders	$(6,825)	$(29,714)	$(19,776)	$(10,157)	$(3,940)
Net loss per common share, basic and diluted					
Continuing operations	$ (0.28)	$ (1.30)	$ (1.65)	$ (2.49)	$ (1.50)
Discontinued operations	—	0.07	0.15	0.61	0.65
Net loss per share	$ (0.28)	$ (1.23)	$ (1.50)	$ (1.88)	$ (0.85)
Shares used in computing per share amounts	23,956	24,220	13,179	5,402	4,622

	As of December 31,				
	2002	2001	2000	1999	1998
	(in thousands)				
Balance Sheet Data:					
Cash & cash equivalents and investments	$ 2,975	$ 4,790	$ 25,764	$ 6,623	$ 891
Working capital	(1,684)	636	21,837	(2,695)	(3,687)
Total assets	8,735	13,886	47,072	26,187	5,576
Outstanding debt including capital leases	2,702	451	596	4,402	1,968
Stockholders' equity (capital deficiency)	2,070	6,310	34,569	10,661	(2,301)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes.

Overview

We are a leading provider of enterprise Knowledge Management (KM) solutions that enable organizations to deliver superior service to customers, employees and partners by transforming information into knowledge. Founded in 1991 in Oakmont, Pennsylvania, we sell our products throughout the United States and have a European subsidiary based in the United Kingdom.

ServiceWare Enterprise™ (formerly named eService Suite), powered by The Cognitive Processor® (formerly known as MindSync), a patented self-learning search technology, enables organizations to capture and manage intellectual capital. This repository of corporate knowledge, known as a knowledge base, can then be easily accessed via a browser to effectively answer inquiries made either over the Web or through the telephone to a customer contact center or help desk.

Customers use ServiceWare's Knowledge Management solutions to:

- Strengthen relationships with customers, partners, suppliers and employees
- Decrease operating costs
- Improve creation, dissemination and sharing of enterprise knowledge
- Integrate seamlessly with existing technology investments

ServiceWare Enterprise™ is a software solution that allows our customers to provide personalized, automated Web-based service tailored to the needs of their users. ServiceWare Enterprise enables businesses to capture enterprise knowledge, solve customer problems, reuse solutions and share captured knowledge throughout the extended enterprise. It also enables the extended enterprise to access this knowledge online. In addition, through the self-learning features of ServiceWare's patented Cognitive Processor technology, the solutions generated by these products are intelligent in that they have the capability to learn from each interaction and automatically update themselves accordingly. ServiceWare Enterprise includes the software products ServiceWare Self-Service™ (Web-based self-service for customers, partners and employees), ServiceWare Professional™ (for customer service, sales and field service personnel) and ServiceWare Architect™ (for quality assurance managers and system administrators). We also provide a portal solution, ServiceWare Knowledge Portal, based on the technology acquired from InfoImage in August 2002.

Prior to July 2001, we had two reportable business segments: Software and Content. In July 2001, we completed the sale of all of our Content segment to RightAnswers LLC ("RightAnswers"). The Content segment is reported as a discontinued operation, and all previously reported financial information has been restated accordingly. See Note 6 to our consolidated financial statements.

In response to poor financial performance and the economic downturn, during 2001 we announced strategic corporate restructuring programs pursuant to which we have significantly reduced costs and we have focused our business exclusively on revenue growth opportunities in our Software business. As part of the restructuring plans, approximately 180 employees were laid off during 2001. The savings from the restructuring plans offset by a decrease in revenues and increased interest expenses related to our convertible notes resulted in a decrease in our net loss for 2002 to $6.8 million, or $0.28 per share, compared to a loss of $29.7 million, or $1.23 per share for 2001.

On March 18, 2003, we received a delisting notice from The Nasdaq Stock Market. In this letter, Nasdaq informed us that our common stock has continued to fail to maintain a minimum bid price per share of $1.00, that we do not qualify for any further extensions and that our common stock will be delisted as of March 27, 2003. We have filed an appeal, and the delisting will be delayed pending the outcome of the appeal. We cannot assure investors that our common stock will continue to be listed on Nasdaq after our appeal is heard.

At a special meeting of our stockholders on February 10, 2003, our stockholders approved an amendment to our Certificate of Incorporation to effect a reverse stock split of our common stock and to grant our board of directors the authority to set the ratio for the reverse split or to not complete the reverse split. As necessary, we intend to consider implementing a reverse stock split if we believe it would increase the probability that we would be able to continue to meet the Nasdaq SmallCap Market listing requirements.

On August 21, 2002, we acquired all existing technology assets, certain customer and vendor contracts of InfoImage, Inc., a privately held enterprise portal company which filed for bankruptcy protection prior to our agreement to acquire these assets. We paid initial consideration of $100,000 and will pay contingent consideration not to exceed a total of $1.5 million to be predominantly based on future sales of InfoImage products and services. InfoImage's feature product, Decision Portal, provides companies with an enterprise portal framework that consolidates key information from disparate data sources and provides collaboration tools in one unified view.

On October 16, 2002, we entered into a $2.5 million loan and security agreement with Comerica Bank — California (the "Bank"). The agreement allows for a revolving line of credit and a term loan. Borrowings on the revolving line can be in amounts up to the lesser of $2.0 million or 75% of eligible receivables and mature October 1, 2003. Such amounts will bear interest at a rate of 1.5% above the Bank's prime rate. Advances of up to $0.5 million on the term loan can be taken until October 16, 2003, and the term loan will mature one year from the date of the advance. Such amounts are to be repaid in 12 monthly installments and will bear interest at the Bank's prime rate which was 4.25% at December 31, 2002. In conjunction with this loan agreement, a Warrant was issued to the Bank to purchase 50,000 shares of our common stock at an exercise price of $0.46 per share, with a 10-year maturity. The Warrant includes assignability to Bank's affiliates, antidilution protection and a net exercise provision. In addition, the Bank can require us to repurchase the Warrant for $69,000 after a change of control as defined in the agreement.

Factors Affecting Future Operations

Our operating losses, as well as our negative operating cash flow, have been significant to date. We expect to have positive operating margins over time by increasing our customer base without significantly increasing related capital expenditures and other operating costs. We do not know if we will be able to achieve these objectives.

Description of Statement of Operations

Revenues

We market and sell our products primarily in North America through our direct sales force. Internationally, we market our products through value-added resellers, software vendors and system integrators as well as our direct sales force. International revenues were 12% and 8% of total revenues in 2002 and fiscal 2001. We derive our revenues from licenses for software products and from providing related services, including installation, training, consulting, customer support and maintenance contracts. License revenues primarily represent fees for perpetual licenses. Service revenues contain variable fees for installation, training and consulting, reimbursements for travel expenses that are billed to customers, as well as fixed fees for customer support and maintenance contracts.

Cost of Revenues

Cost of license revenues consists primarily of the expenses related to royalties, the cost of media on which our product is delivered, product fulfillment costs, amortization of purchased technology, and salaries, benefits, direct expenses and allocated overhead costs related to product fulfillment. Cost of service revenues consists of the salaries, benefits, direct expenses and allocated overhead costs of customer support and services personnel, reimbursable expenses for travel that are billed to customers, fees for sub-contractors, and the costs associated with maintaining our customer support site.

Operating Costs

We classify our core operating costs into four general categories: sales and marketing, research and development, general and administrative, and intangible assets amortization based upon the nature of the costs. Special one time charges, including restructuring costs, are presented separately as restructuring and other non-recurring charges to enable the reader to determine core operating costs. We allocate the total costs for overhead and facilities, based upon headcount, to each of the functional areas that benefit from these services. Allocated charges include general overhead items such as building rent, equipment-leasing costs, telecommunications charges and depreciation expense. Sales and marketing expenses consist primarily of employee compensation for direct sales and marketing personnel, travel, public relations, sales and other promotional materials, trade shows, advertising and other sales and marketing programs. Research and development expenses consist primarily of expenses related to the development and upgrade of our proprietary software and other technologies. These expenses include employee compensation for software developers and quality assurance personnel and third-party contract development costs. General and administrative expenses consist primarily of compensation for personnel and fees for outside professional advisors. Intangible assets amortization expense consists primarily of the amortization of intangible assets acquired through our acquisition of the Molloy Group in 1999. These assets (other than goodwill) are amortized on a straight line basis over their respective estimated useful lives. Restructuring and other non-recurring charges consist of costs incurred for restructuring plans and other costs related to the separation of senior executives.

Restructuring and Other Non-recurring Charges

In 2001, we implemented a strategic restructurings to reduce our cost structure and focus on revenue growth opportunities in the Knowledge Management software market. The plans of restructuring approved by our board of directors included severance and other benefit costs, costs for reduction and relocation of facilities, termination costs for certain service contracts and an equipment write off. As part of the restructuring plan, 55 employees were laid off on February 28, 2001. In July 2001, we implemented a revision to our organizational structure and a workforce reduction of an additional 75 employees. In October 2001, we implemented a workforce reduction of approximately 50 people to further reduce our cost structure.

A portion of the restructuring charge related to potential costs for terminating certain real estate leases at our corporate headquarters, in addition to amounts related to unused capacity within the building. We have been successful in sub-leasing much of the unused capacity and consequently we have reduced our reserve for excess capacity. Additionally, we decided not to terminate the lease on the property as anticipated and accordingly reversed approximately $302,000 in exit reserves in 2002. Furthermore, a change in the estimate of the termination costs for certain service contracts was recorded as a reduction to the restructuring expense of $130,000 in 2002.

The remaining restructuring liability of $116,000, related to reduction of facilities, is expected to be fully amortized by June 2003.

A summary of the restructuring activity is as follows (amounts in thousands):

	Severance and other benefits	Reduction and relocation of facilities	Other	Total
February 2001 charge	$ 471	$1,231	$ 154	$ 1,856
July 2001 charge	550	—	—	550
October 2001 charge	390	—	—	390
Total charges	1,411	1,231	154	2,796
Payments	(1,280)	(233)	—	(1,513)
Changes in estimate	—	(231)	—	(231)
Accrual at December 31, 2001	131	767	154	1,052
Payments	(131)	(250)	(154)	(535)
Changes in estimate	—	(401)	—	(401)
Accrual at December 31, 2002	$ —	$ 116	$ —	116

Other non-recurring charges consist of severance costs for senior executives, forgiveness of loans in connection with repurchases of common stock, and income tax gross-ups related to the loan forgiveness.

Discontinued Operations

We sold our Content business segment in July 2001. As a result, all financial data for the Content business has been presented separately as discontinued operations. Financial information for prior periods has been restated accordingly. Net income from discontinued operations represents the net results of operations of the Content business through July 20, 2001, the date of sale.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to allowance for doubtful accounts and intangible assets. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenues on license fees after a non-cancelable license agreement is signed, the product is delivered, the fee is fixed, determinable and collectible, and there is vendor-specific objective evidence to support the allocation of the total fee to elements of a multiple-element arrangement using the residual method. We recognize revenues on installation, training and consulting on a time-and-material basis. Customer support and maintenance contracts are recognized over the life of the contract.

Our revenue recognition policy is governed by Statement of Position (SOP) 97-2, "Software Revenue Recognition", issued by the American Institute of Certified Public Accountants (AICPA), as amended by SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions". These statements provide guidance on applying generally accepted accounting principles in recognizing revenue on software and services transactions. In addition, the AICPA and its Software Revenue Recognition

Task Force continue to issue interpretations and guidance for applying the relevant standards to a wide range of sales contract terms and business arrangements that are prevalent in the software industry. Also, the Securities and Exchange Commission (SEC) has issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements," which provides guidance related to revenue recognition based on interpretations and practices followed by the SEC, and the Emerging Issues Task Force of the Financial Accounting Standards Board continues to issue additional guidance on revenue recognition. Future interpretations of existing accounting standards or changes in our business practices could result in future changes in our revenue accounting policies that could have a material effect on our financial condition and results of operations.

Accounts Receivable

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. If the financial condition of these customers were to deteriorate, resulting in an impairment of their ability of make payments, we may require additional allowances or we may defer revenue until we determine that collectibility is probable. We perform a quarterly analysis to determine the appropriate allowance for doubtful accounts. This analysis includes a review of specific individual balances in our accounts receivable, our history of collections, as well as the overall economic environment.

Intangible Assets and Goodwill

Since adoption of SFAS No. 142, goodwill is no longer amortized but instead is assessed for impairment at least as often as annually and as triggering events occur. In making this assessment, we rely on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, and transactions and market place data. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of goodwill impairment. Since our judgment is involved in performing goodwill valuation analyses, there is risk that the carrying value of our goodwill may be misstated. As a result of implementing SFAS No. 142, expense of $2.3 million was not recognized during 2002 that would have otherwise fully amortized the balance of goodwill. During 2002, we performed the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 and determined that we did not have an impairment loss.

Contractual Obligations

Our contractual obligations as of December 31, 2002 consist of the following:

	Payments due by period (in thousands)			
	Total	Less than 1 year	1-3 years	4-5 years
Convertible notes	$3,386	$3,386	$ —	$ —
Revolving advance	800	800	—	—
Capital lease obligations	153	48	96	9
Operating leases	633	497	136	—
Total contractual obligations	$4,972	$4,731	$232	$ 9

During 2001, we entered into a sublease for part of our office space in Oakmont, Pennsylvania. The term of the sublease is concurrent with our lease which is through March 31, 2006, however, the sublease may be terminated by either party with 90 days written notice at any time. In 2002 and 2001, we received $71,124 and $25,811 in rental payments for this sublease.

Results of Operations

The following table sets forth consolidated statement of operations data as a percentage of revenues for the periods indicated:

	For the year ended December 31,		
	2002	2001	2000
Revenues			
Licenses	37.2%	47.7%	62.7%
Services	62.8	52.3	37.3
Total Revenues	100.0	100.0	100.0
Cost of revenues			
Cost of licenses	9.5	21.6	7.9
Cost of services	36.1	70.4	49.6
Total cost of revenues	45.6	92.0	57.5
Gross Margin	54.4	8.0	42.5
Operating expenses:			
Sales and marketing	52.9	109.2	93.3
Research and development	28.5	51.1	24.7
General and administrative	29.2	29.2	19.4
Intangible assets amortization	3.4	38.9	28.4
Restructuring and other non-recurring charges	(4.1)	36.6	2.4
Total operating expenses	109.9	265.0	168.2
Loss from operations	(55.5)	(257.0)	(125.8)
Other income (expense) net	(11.7)	3.6	3.4
Loss from continuing operations	(67.2)	(253.4)	(122.4)
Net income from discontinued operations	0.0	10.0	11.3
Net gain from disposal of a business segment	0.0	4.3	0.0
Net loss	(67.2)%	(239.1)%	(111.1)%

Years Ended December 31, 2002 and 2001

Revenues

Total revenues decreased 18.3% to $10.2 million in 2002 from $12.4 million in 2001 caused by a variety of factors. The biggest factor was and continues to be the poor economic climate. This has translated into significant cuts in enterprise software purchases and stagnant IT purchasing for our target market, Fortune 1000 companies. We anticipate a stagnant IT purchasing environment to continue in our target market in the near future. As a result, we are experiencing price compression and a slowdown in overall demand for our products and services.

License revenues decreased 36.0% to $3.8 million in 2002 from $5.9 million in 2001. Although the number of contracts with new customers increased to 21 in 2002 from 14 in 2001, the average amount recognized per contract decreased to $119,000 in 2002 from $357,000 in 2001 which was the primary reason for the overall decrease in license revenues. The decrease in license revenues from contracts with new customers was offset in part by an increase in license revenues from contracts with existing customers. In 2002, there were 31 contracts with existing customers averaging $41,000 per contract which was an increase from 2001 where there were 26 contracts averaging $25,000 per contract.

Service revenues decreased 2.1% to $6.4 million in 2002 from $6.5 million in 2001. A $0.1 million increase in the amount of software maintenance revenue was offset by a $0.2 million decrease in the amount of professional service revenues. Professional services revenues decreased as a result of a 9.6% decrease in billable hours rendered.

Cost of Revenues

Cost of revenues decreased to $4.6 million in 2002 from $11.4 million in 2001. Cost of revenues as a percentage of revenues decreased to 45.6% from 92.0%. Cost of license revenues decreased to $1.0 million in 2002 from $2.7 million in 2001. As a percentage of revenues, it decreased to 9.5% from 21.6%. The decrease in the cost of license revenues was primarily attributable to a decrease in product royalties payable to third parties, costs incurred only in 2001 for equipment for specific implementations, and a decrease in amortization of purchased technology, which was fully amortized in July 2002.

Cost of service revenues decreased to $3.7 million in 2002 from $8.7 million in 2001. As a percentage of revenues, it decreased to 36.1% from 70.4%. The decrease in the cost of service revenues was principally the result of a 42.4% decrease in customer support and services personnel to an average of 19 in 2002 from an average of 33 in 2001 primarily attributable to the 2001 restructurings. In addition, there was a decrease in the use of third parties to perform services and a decrease in travel and recruiting expenses.

Operating Expenses

Sales and Marketing. Sales and marketing expenses decreased to $5.4 million, or 52.9% of revenues, in 2002 from $13.6 million, or 109.2% of revenues, in 2001. The decrease is attributable to a reduction in sales and marketing staff of 53.4% to an average of 24 in 2002 from an average of 52 in 2001 primarily attributable to the 2001 restructurings and a decrease in expenses for marketing programs of 87.4% to $0.3 million in 2002 from $2.5 million in 2001. Additionally, significant decreases in commission expense, travel and recruiting costs contributed to the decrease in sales and marketing expenses.

Research and Development. Research and development expenses decreased to $2.9 million, or 28.5% of revenues, in 2002 from $6.3 million, or 51.1% of revenues, in 2001. The decrease is principally the result of a 61.8% reduction in software development staffing levels to an average of seven in 2002 from an average of 18 in 2001 primarily attributable to the 2001 restructurings.

General and Administrative. General and administrative expenses decreased to $3.0 million, or 29.2% of revenues in 2002 from $3.6 million, or 29.2% of revenues in 2001. The decrease was primarily attributable to a 50.0% reduction in general and administrative staffing levels to an average of 11 in 2002 from an average of 22 in 2001 and reductions of bad debt, third party contractor and legal and accounting expenses.

Intangible Assets Amortization. Intangible assets amortization decreased to $0.3 million, or 3.4% of revenues in 2002 from $4.8 million, or 38.9% of revenues in 2001. Intangible assets amortization consists of the amortization expense in respect of the consideration in excess of the fair value of assets acquired and liabilities assumed in our acquisition of the Molloy Group in 1999. The decrease is primarily the result of the implementation of new accounting rules that discontinue the amortization of goodwill and provide for write off of the goodwill value should it become impaired.

Restructuring and other non-recurring charges. Restructuring and other non-recurring charges decreased to $(0.4) million in 2002 from $4.5 million, or 36.6% of revenues, in 2001. In 2001, restructuring charges totaling $2.6 million primarily represent excess facilities costs and severance benefits resulting from reductions in force of approximately 180 employees in 2001. A portion of these restructuring charges related to potential costs for terminating certain real estate leases. However, we have been able to sublease a significant portion of our unused space and have decided not to terminate the lease. Consequently, we have reduced this accrual by $0.4 million in 2002 to reflect changes in assumptions made for the initial charge. Additionally, a credit of $0.1 million to restructuring expense was recorded in 2002 representing a change in the estimate of termination costs for certain service contracts.

Other non-recurring charges in 2002 of $112,000 consist of adjustments to a tax gross-up related to forgiveness of stockholder loans and a reserve for accrued interest related to outstanding stockholder loans. Other non-recurring charges in 2001 consist of $1.1 million in costs recognized in conjunction with forgiveness of stockholder loans to certain executives in connection with their severance agreements and the related taxes as well as severance costs for senior executives of $0.6 million and a reserve for stockholder loans of $0.3 million.

Other income (expense), net

Other income (expense), net consists primarily of interest income received from short-term investments, offset by interest expense and other fees related to our convertible notes entered into in second quarter 2002 and bank borrowings. Other income (expense), net decreased to $(1.2) million in 2002 from $449,000 or 3.6% of revenues in 2001. The decrease was primarily the result of increased interest expense incurred in conjunction with our convertible notes as well as a decrease in interest earned on investments. The interest expense primarily represents amortization of the beneficial conversion feature recognized in conjunction with the issuance of the convertible notes, in addition to the 10% interest, amortization of the discount, and debt issue costs on the convertible notes.

Years Ended December 31, 2001 and 2000

Revenues

Total revenues decreased 30.3% to $12.4 million in 2001 from $17.8 million in 2000 caused by a variety of factors including a general weakness in the technology sector. License revenues decreased 47.1% to $5.9 million in 2001 from $11.2 million in 2000. The decrease in license revenues was primarily attributable to a decreased number of contracts with new customers. In 2001, we recognized revenue for 13 contracts versus 71 contracts in 2000. Service revenues decreased slightly with $6.5 million reported in 2001 compared to $6.6 million reported in 2000. An increase in the amount of software maintenance revenue was offset by a decrease in the amount of professional service revenues.

Cost of Revenues

Cost of revenues increased to $11.4 million in 2001 from $10.2 million in 2000. Cost of revenues as a percentage of revenues increased to 92.0% from 57.5%. Cost of license revenues increased to $2.7 million in 2001 from $1.4 million in 2000. As a percentage of revenues, it increased to 21.6% from 7.9%. The increase in the cost of license revenues was primarily attributable to an increase in product royalties paid to third parties as a result of new agreements entered into late in 2000.

Cost of service revenues decreased slightly to $8.7 million in 2001 from $8.8 million in 2000. As a percentage of revenues, it increased to 70.4% from 49.6%. The decrease in the cost of service revenues was primarily attributable to higher personnel costs in 2001 which was more than offset by a decrease in the use of third parties to perform services and reimbursable expenses.

The increases in cost of revenues, cost of license revenues and cost of service revenues, as a percentage of total revenues was related more to a reduction in the amount of license revenues, which resulted in a reduction of total revenues, than to an increase in cost.

Operating Expenses

Sales and Marketing. Sales and marketing expenses decreased to $13.6 million, or 109.2% of revenues, in 2001 from $16.6 million, or 93.2% of revenues, in 2000. The decrease in sales and marketing expenses is primarily the result of significant decreases in sales personnel costs including salaries, bonus, commission and recruiting fees. The number of sales employees decreased throughout the year to 17 at December 31, 2001 from 76 at December 31, 2000, an overall decrease of 78%. Additionally, a decrease in marketing spending for tradeshows and advertising as well as amounts spent in 2000 that were not spent in 2001 to change our name and update our corporate image and to hold a user group conference contributed to the decrease in sales and marketing expenses. The increase as a percentage of revenues was attributable to the decrease in revenues exceeding the decrease in sales and marketing expenses.

Research and Development. Research and development expenses increased to $6.3 million, or 51.1% of revenues, in 2001 from $4.4 million, or 24.7% of revenues, in 2000. The increase is a result of no allocation of software development costs to discontinued operations in 2001 as opposed to 2000 where a portion of software development costs were allocated to discontinued operations and greater use of third party contractors to perform research and development work in 2001.

General and Administrative. General and administrative expenses increased slightly to $3.6 million, or 29.2% of revenues in 2001 from $3.5 million, or 19.4% of revenues in 2000. The increase in general and administrative expenses was primarily the result of increased legal, accounting, investor relations and other expenses related to being a public company for the full year 2001 versus four months in 2000.

Intangible Assets Amortization. Intangible assets amortization decreased to $4.8 million, or 38.9% of revenues in 2001 from $5.1 million, or 28.4% of revenues in 2000. Intangible assets amortization consists of the amortization expense in respect of the consideration in excess of the fair value of assets acquired and liabilities assumed in our acquisition of the Molloy Group in 1999.

Restructuring and other non-recurring charges. Restructuring and other non-recurring charges increased to $4.5 million, or 38.9% of revenues, in 2001 from $0.4 million, or 2.4% of revenues, in 2000. In 2001, restructuring charges totaling $2.6 million primarily represent excess facilities costs and severance benefits resulting from reductions in force of approximately 180 employees in 2001.

Other non-recurring charges in 2001 consist of $1.1 million in costs recognized in conjunction with forgiveness of stockholder loans to certain executives in connection with their severance agreements and the related taxes as well as severance costs for senior executives of $0.6 million and a reserve for stockholder loans of $0.3 million. Other non-recurring charges in 2000 consist of severance charges for senior executives of $0.3 million and forgiveness of stockholder loans of $0.1 million.

Other income (expense), net

Other income (expense), net consists primarily of interest income received from short-term investments, offset by interest expense and other fees related to our bank borrowings. Other income (expense), net decreased to $449,000 or 3.6% of revenues in 2001 from $602,000 or 3.4% of revenues in 2000. The decrease was primarily the result of a decrease in interest earned on investments offset by a decrease in interest paid on outstanding debt.

Liquidity and Capital Resources

Historically, we have satisfied our cash requirements primarily through private placements of convertible preferred stock and common stock, our initial public offering, and incurrence of debt.

On April 1, 2002, we signed a binding commitment letter to sell a total of $3,000,000 of convertible notes. A note purchase agreement was signed on May 6, 2002, and we received $1,425,000 less transaction costs of approximately $150,000 from the closing of the first tranche of convertible notes in May 2002. In accordance with their terms, the convertible notes did not become convertible until stockholder approval of the transaction was obtained. Following stockholder approval on June 11, 2002, the size of the transaction was increased to $3,250,000 and on June 19, 2002, the second tranche of convertible notes was issued with an aggregate principal amount of $1,825,000. At that time, we received $1,825,000 less transaction costs of approximately $125,000. Of the total amount of $3,250,000 of convertible notes issued, convertible notes with an aggregate principal amount of $2,635,000 were acquired by a director of ours and his affiliated entities, who collectively owned approximately 20% of our stock prior to the acquisition of convertible notes and would collectively own approximately 45% of our stock if all of their notes were converted. The convertible notes mature 18 months from the closing date, bear interest at 10% per annum, and are convertible at any time at the option of the holder, into shares of our common stock at a conversion price of $0.30 per share. The holders of our convertible notes have agreed to an amendment of these notes under which the maturity date of the convertible notes has been extended until July 15, 2004 and the conversion price of the convertible notes has been reduced to $0.25 per share. Interest can be paid in cash or additional convertible notes, at our option. The convertible notes are senior unsecured obligations that will rank senior to all future subordinated indebtedness, pari passu to all existing and future senior, unsecured indebtedness and subordinated to all existing and future senior secured indebtedness. While the notes are outstanding, we are restricted from paying or declaring dividends on common stock, making any other distribution on common stock, or repurchasing or redeeming any shares of common stock.

On October 16, 2002, we entered into a loan and security agreement with Comerica Bank — California (the "Bank"). The agreement allows for a revolving line of credit and a term loan. Borrowings on the revolving line can be in amounts up to the lesser of $2.0 million or 75% of eligible receivables and mature October 1, 2003. Such amounts will bear interest at a rate of 1.5% above the Bank's prime rate. Advances of up to $0.5 million on the term loan can be taken until October 16, 2003, and mature one year from the date of the advance. Such amounts are to be repaid in 12 monthly installments and will bear interest at the Bank's prime rate which was 4.25% on December 31, 2002. In conjunction with this agreement, a warrant was issued to the Bank to purchase 50,000 shares of our Common Stock at an exercise price of $0.46 per share, with a 10-year maturity. The warrant includes assignability to Bank's affiliates, antidilution protection and a net exercise provision. In addition, the Bank can require us to repurchase the warrant for $69,000 after a change of control.

Borrowings under the loan agreement are collateralized by essentially all of our tangible and intangible assets. Borrowings shall also be secured in accordance with a pledge of one or more certificates of deposit initially in the aggregate face amount of $500,000 to be held by the Bank. The aggregate face amount of such certificates of deposit required to be pledged to the Bank shall be adjusted on a monthly basis to reflect reductions in the outstanding principal balance of the Term Advance.

We are required to maintain all of our primary cash management, investment and transaction accounts with the Bank. We must also comply with certain monthly reporting and financial covenants. As of December 31, 2002, we were not in compliance with our financial covenants, but have subsequently received a waiver of these covenants through February 28, 2003 from the Bank and new covenants have been established. In the event of default of the covenants, the Bank may declare any outstanding amounts to be immediately due and payable, cease future borrowings or credit, and/or exercise its rights under the loan agreement.

We incurred a net loss of $6.8 million for 2002. We have taken substantial measures to reduce our costs and improve our chances to achieve profitability in 2003, however we may continue to incur net losses for the foreseeable future.

Net cash used for operating activities in 2002 is principally the result of our net losses. The amount of cash used by current operations has been substantially lower during 2002 due to lower personnel and office costs as a result of our restructuring activities during 2001. The significant decrease in amortization of intangible assets from 2001 is primarily due to the discontinuation of amortization of goodwill in 2002 in accordance with SFAS 142 which resulted in $2.3 million expense not taken in the year and other intangibles becoming fully amortized. The significant decrease in deferred revenue in 2002 is primarily the result of revenue recognized in 2002 for contracts deferred at December 31, 2001 and for new contracts in 2002 recognized and not deferred at year end.

Net cash used in investing activities in 2002 was primarily attributable to net purchases of short-term investments. Consistent with our overall cost cutting, our need for capital spending for new equipment has declined for both years.

Net cash provided by financing activities in 2002 was primarily from the proceeds received upon issuance of our convertible notes and borrowings on our revolving line of credit.

As of December 31, 2002, we had $3.0 million in cash and cash equivalents and short term investments. Our ability to continue as a business in our present form is largely dependent on our ability to generate additional revenues, reduce overall operating expense, and achieve profitability and positive cash flows or to obtain additional debt or equity financing. We believe that we have the ability to do so and plan to fund 2003 operations through product sales, reduced spending and utilizing the available funding under our existing debt facilities of which we have $750,000 available at February 28, 2003. We also expect to pursue additional funding to finance our operations and the development of our business. We have taken steps to reduce our recurring costs to approximate our anticipated level of revenues. These steps included layoffs in 2001 of approximately 180 employees. Our future capital needs will be highly dependent on market demand for our products and services as well as our ability to control expenses and to manage the restructuring of operations. The holders of our convertible notes have agreed to an amendment of these notes under which the maturity date of the convertible notes has been extended until July 15, 2004 and the conversion price of the convertible notes has been reduced to $0.25 per share. Although we continue to pursue these plans, there is no assurance that we will be successful in obtaining sufficient license and service fees from our products or additional financing on terms acceptable to us. Further, we believe that in order to sustain business operations at the current levels through 2004, we will need to obtain significant additional funding.

Our short term investments are held in an account with an investment firm that is related to a director of ours and his affiliated entities, who collectively owned approximately 20% of our stock prior to the acquisition of convertible notes and would collectively own approximately 45% of our stock if all of their notes were converted. Also, as investments are purchased and sold, a cash balance may be held by this firm.

There can be no assurance that additional capital will be available to us on reasonable terms, if at all, when needed or desired. If we raise additional funds through the issuance of equity, equity-related or debt securities, such securities may have rights, preferences or privileges senior to those of the rights of our common stock. Furthermore, because of the low trading price of our common stock, the number of shares of new equity or equity-related securities that we may be required to issue may be greater than it otherwise would be. As a result, our stockholders may suffer significant additional dilution. Further, the issuance of debt securities could increase the risk or perceived risk of our company.

Recent Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board ("FASB") issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 addresses the disclosures to be made by a guarantor in interim and annual financial statements about its obligations under guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

Under the indemnification provisions of our standard product license agreement, we guarantee to defend and indemnify our licensees against any proceeding based upon infringement of any patent, copyright, trade secret or other intellectual property right by the products we license to our customers. We do not expect to incur any infringement liability as a result of the customer indemnification clauses as of December 31, 2002.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", effective for fiscal years beginning after December 15, 2002. Under the new rules, a liability for a cost associated with an exit or disposal activity must only be recognized when the liability is incurred. Under the previous guidance of EITF 94-3, a liability for exit costs was recognized at the date of an entity's commitment to an exit plan. In the past, we have been subject to the provisions of EITF 94-3 when adopting plans to exit activities and therefore, if we were to commit to further exit plans subsequent to the effective date, we would be subject to the new rules regarding expense recognition.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Nearly all of our revenues recognized to date have been denominated in United States dollars and are primarily from customers in the United States. We have a European subsidiary located in London, England. Revenues from international clients were 12% in 2002 and 8% in 2001, but previously had not been substantial, and nearly all of these revenues have been denominated in United States dollars. In the future, a portion of the revenues we derive from international operations may be denominated in foreign currencies. We incur costs for our overseas office in the local currency of that office for staffing, rent, telecommunications and other services. As a result, our operating results could become subject to significant fluctuations based upon changes in the exchange rates of those currencies in relation to the United States dollar. Furthermore, to the extent that we engage in international sales denominated in United States dollars, an increase in the value of the United States dollar relative to foreign currencies could make our services less competitive in international markets. Although currency fluctuations are currently not a material risk to our operating results, we will continue to monitor our exposure to currency fluctuations and when appropriate, consider the use of financial hedging techniques to minimize the effect of these fluctuations in the future. We cannot assure you that exchange rate fluctuations will not harm our business in the future. We do not currently utilize any derivative financial instruments or derivative commodity instruments.

Our interest income is sensitive to changes in the general level of United States interest rates, particularly because the majority of our investments are in short-term instruments. With respect to market risk relating to interest expense, our convertible notes bear interest at a fixed rate, but mature in fourth quarter 2003. As a result, we do not believe that we are currently subject to material interest rate risk.

Item 8. Financial Statements and Supplementary Data

The following consolidated financial statements as of December 31, 2002 and 2001 and for the three years ended December 31, 2002 are included herein:

Report of Independent Accountants

To the Board of Directors and
Stockholders of ServiceWare Technologies, Inc.

In our opinion, the accompanying consolidated balance sheet as of December 31, 2002 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended present fairly, in all material respects, the financial position of ServiceWare Technologies, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of December 31, 2001 and for the two years then ended were audited by other independent accountants whose report dated January 25, 2002 expressed an unqualified opinion on those statements.

As more fully discussed in Note 1 to the consolidated financial statements, the Company has incurred a net loss and has negative cash flows from operations. The Company's plans for providing liquidity during fiscal 2003 are also discussed in Note 1. Additionally as discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company changed its accounting for intangible assets pursuant to the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
January 29, 2003, except for Note 1 and Note 19,
as to which date is March 31, 2003

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and
Stockholders of ServiceWare Technologies, Inc.

We have audited the accompanying consolidated balance sheet of ServiceWare Technologies, Inc., as of December 31, 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ServiceWare Technologies, Inc., at December 31, 2001, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Pittsburgh, Pennsylvania
January 25, 2002

ServiceWare Technologies, Inc.

Consolidated Balance Sheets

	December 31,	
	2002	2001
Assets		
Current assets		
Cash and cash equivalents	$ 2,461,201	$ 4,789,920
Short term investments	513,879	—
Accounts receivable, less allowance for doubtful accounts of $170,998 in 2002 and $376,142 in 2001	1,534,258	1,981,352
Other current assets	362,197	997,741
Total current assets	4,871,535	7,769,013
Non current assets		
Purchased technology, net of amortization of $1,798,026 in 2002 and $1,448,103 in 2001	83,341	333,264
Property and equipment		
Office furniture, equipment, and leasehold improvements	1,945,593	2,189,163
Computer equipment and software	5,808,629	6,532,576
Total property and equipment	7,754,222	8,721,739
Less accumulated depreciation	(6,495,036)	(5,804,854)
Property and equipment, net	1,259,186	2,916,885
Intangible assets, net of accumulated amortization of $1,325,472 in 2002 and $979,030 in 2001	146,745	493,184
Goodwill, net of accumulated amortization of $11,111,660 in 2002 and 2001	2,323,791	2,323,791
Other non current assets	50,000	50,000
Total long term assets	3,863,063	6,117,124
Total assets	$ 8,734,598	$ 13,886,137
Liabilities and stockholders' equity		
Current liabilities		
Revolving line of credit	$ 800,000	$ 258,197
Accounts payable	1,143,411	627,752
Accrued compensation and benefits	159,998	800,774
Deferred revenue — licenses	82,113	940,378
Deferred revenue — services	2,059,864	2,783,899
Restructuring reserve	115,764	1,051,921
Convertible debt, net of unamortized discount of $1,617,825	1,767,856	—
Other current liabilities	426,804	670,488
Total current liabilities	6,555,810	7,133,409
Non current deferred revenue — services	13,290	292,814
Other non current liabilities	95,815	150,196
Total liabilities	6,664,915	7,576,419
Stockholders' equity		
Common stock, $0.01 par; 100,000,000 shares authorized, 24,684,540 and 24,654,917 shares issued and 24,083,370 and 23,828,167 shares outstanding in 2002 and 2001, respectively	246,845	246,549
Additional paid in capital	74,183,726	71,774,297
Treasury stock, at cost, 601,170 and 826,750 shares in 2002 and 2001, respectively	(223,351)	(307,160)
Deferred compensation and other	(9,548)	(113,896)
Warrants	1,414,564	1,414,564
Accumulated other comprehensive loss:		
Currency translation account	(36,819)	(24,263)
Retained deficit	(73,505,734)	(66,680,373)
Total stockholders' equity	2,069,683	6,309,718
Total liabilities and stockholders' equity	$ 8,734,598	$ 13,886,137

See accompanying notes to the financial statements.

ServiceWare Technologies, Inc.

Consolidated Statements of Operations

	Year ended December 31,		
	2002	2001	2000
Revenues			
Licenses	$ 3,781,220	$ 5,912,104	$ 11,168,119
Services	6,377,130	6,514,733	6,631,616
Total revenues	10,158,350	12,426,837	17,799,735
Cost of revenues			
Cost of licenses	969,034	2,684,633	1,414,840
Cost of services	3,664,867	8,747,655	8,826,797
Total cost of revenues	4,633,901	11,432,288	10,241,637
Gross margin	5,524,449	994,549	7,558,098
Operating expenses			
Sales and marketing	5,375,205	13,578,860	16,595,942
Research and development	2,899,142	6,345,462	4,404,389
General and administrative	2,963,919	3,631,108	3,456,323
Intangible assets amortization	346,439	4,827,995	5,059,117
Restructuring and other non-recurring charges (income)	(419,173)	4,546,535	425,830
Total operating expenses	11,165,532	32,929,960	29,941,601
Loss from operations	(5,641,083)	(31,935,411)	(22,383,503)
Other income (expense)			
Interest expense	(1,235,722)	(176,409)	(383,823)
Other (net)	51,444	624,916	986,220
Other income (expense), net	(1,184,278)	448,507	602,397
Net loss from continuing operations	(6,825,361)	(31,486,904)	(21,781,106)
Net income from discontinued operations	—	1,240,424	2,005,113
Net gain from disposal of a business segment	—	532,030	—
Net loss	$(6,825,361)	$(29,714,450)	$(19,775,993)
Net (loss) income per common share, basic and diluted:			
Continuing operations	$ (0.28)	$ (1.30)	$ (1.65)
Discontinued operations	—	0.07	0.15
Net loss per share	$ (0.28)	$ (1.23)	$ (1.50)
Shares used in computing per share amounts	23,956,392	24,220,388	13,178,565

See accompanying notes to the financial statements.

ServiceWare Technologies, Inc.

Consolidated Statements of Stockholders' Equity

	Convertible Preferred Stock					
	Series A		Series B		Series C	
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2000	243,723	348,261	1,058,574	1,978,475	1,111,111	1,720,779
Issuance of Series F convertible preferred stock and warrants, net of $32,504 issuance costs	—	—	—	—	—	—
Issuance of stock for Initial Public Offering	—	—	—	—	—	—
Dividends on preferred stock	—	(98,261)	—	(478,476)	—	—
Reclassify par value of common stock from no par to $0.01	—	—	—	—	—	—
Conversion of preferred stock	(243,723)	(250,000)	(1,058,574)	(1,499,999)	(1,111,111)	(1,720,779)
Exercise of stock options	—	—	—	—	—	—
Stock based compensation	—	—	—	—	—	—
Amortization of stock based compensation and warrants	—	—	—	—	—	—
Issuance of warrants	—	—	—	—	—	—
Repurchase of common stock	—	—	—	—	—	—
Issuance of stock for Employee Stock Purchase Plan	—	—	—	—	—	—
Other comprehensive income (loss):						
Currency translation adjustment	—	—	—	—	—	—
Unrealized gain on short term investments	—	—	—	—	—	—
Net loss	—	—	—	—	—	—
Total other comprehensive loss	—	—	—	—	—	—
Balance at December 31, 2000	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—
Reversal of stock based compensation	—	—	—	—	—	—
Amortization of stock based compensation and warrants	—	—	—	—	—	—
Issuance of warrants	—	—	—	—	—	—
Repurchase of common stock	—	—	—	—	—	—
Reserve for stockholder loans	—	—	—	—	—	—
Issuance of stock for Employee Stock Purchase Plan	—	—	—	—	—	—
Other comprehensive income (loss):						
Currency translation adjustment	—	—	—	—	—	—
Realized gain on short term investments	—	—	—	—	—	—
Net loss	—	—	—	—	—	—
Total other comprehensive loss	—	—	—	—	—	—
Balance at December 31, 2001	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—
Issuance of stock for Employee Stock Purchase Plan	—	—	—	—	—	—
Stock based compensation	—	—	—	—	—	—
Amortization of warrants	—	—	—	—	—	—
Beneficial conversion feature of convertible notes	—	—	—	—	—	—
Other comprehensive income (loss):						
Currency translation adjustment	—	—	—	—	—	—
Net loss	—	—	—	—	—	—
Total other comprehensive loss	—	—	—	—	—	—
Balance at December 31, 2002	—	$ —	—	$ —	—	$ —

See accompanying notes to the financial statements.

ServiceWare Technologies, Inc.

Consolidated Statements of Stockholders' Equity (continued)

	Convertible Preferred Stock					
	Series D		Series E		Series F	
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2000	2,400,000	$ 7,952,907	2,647,984	$ 9,929,944	—	$ —
Issuance of Series F convertible preferred stock and warrants, net of $32,504 issuance costs	—	—	—	—	1,325,000	10,556,827
Issuance of stock for Initial Public Offering	—	—	—	—	—	—
Dividends on preferred stock	—	—	—	—	—	—
Reclassify par value of common stock from no par to $0.01	—	—	—	—	—	—
Conversion of preferred stock	(2,400,000)	(7,952,907)	(2,647,984)	(9,929,944)	(1,325,000)	(10,556,827)
Exercise of stock options	—	—	—	—	—	—
Stock based compensation	—	—	—	—	—	—
Amortization of stock based compensation and warrants	—	—	—	—	—	—
Issuance of warrants	—	—	—	—	—	—
Repurchase of common stock	—	—	—	—	—	—
Issuance of stock for Employee Stock Purchase Plan	—	—	—	—	—	—
Other comprehensive income (loss):						
Currency translation adjustment	—	—	—	—	—	—
Unrealized gain on short term investments	—	—	—	—	—	—
Net loss	—	—	—	—	—	—
Total other comprehensive loss	—	—	—	—	—	—
Balance at December 31, 2000	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—
Reversal of stock based compensation	—	—	—	—	—	—
Amortization of stock based compensation and warrants	—	—	—	—	—	—
Issuance of warrants	—	—	—	—	—	—
Repurchase of common stock	—	—	—	—	—	—
Reserve for stockholder loans	—	—	—	—	—	—
Issuance of stock for Employee Stock Purchase Plan	—	—	—	—	—	—
Other comprehensive income (loss):						
Currency translation adjustment	—	—	—	—	—	—
Realized gain on short term investments	—	—	—	—	—	—
Net loss	—	—	—	—	—	—
Total other comprehensive loss	—	—	—	—	—	—
Balance at December 31, 2001	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—
Issuance of stock for Employee Stock Purchase Plan	—	—	—	—	—	—
Stock based compensation	—	—	—	—	—	—
Amortization of warrants	—	—	—	—	—	—
Beneficial conversion feature of convertible notes	—	—	—	—	—	—
Other comprehensive income (loss):						
Currency translation adjustment	—	—	—	—	—	—
Net loss	—	—	—	—	—	—
Total other comprehensive loss	—	—	—	—	—	—
Balance at December 31, 2002	—	$ —	—	$ —	—	$ —

See accompanying notes to the financial statements.

ServiceWare Technologies, Inc.

Consolidated Statements of Stockholders' Equity (continued)

	Common Stock		Additional paid in capital	Treasury stock		Deferred compensation and other
	Shares	Amount		Shares	Amount	
Balance at January 1, 2000	6,388,713	$ —	$ 5,263,743	$ —	$ —	$ —
Issuance of Series F convertible preferred stock and warrants, net of $32,504 issuance costs	—	—	—	—	—	—
Issuance of stock for Initial Public Offering	5,175,000	—	31,634,906	—	—	—
Dividends on preferred stock	670,138	6,701	412,111	—	—	—
Reclassify par value of common stock from no par to $0.01	—	229,216	(229,216)	—	—	—
Conversion of preferred stock	10,822,023	—	31,910,456	—	—	—
Exercise of stock options	1,250,530	6,982	2,590,724	(16,505)	51,146	—
Stock based compensation	—	—	2,386,665	—	—	(2,386,665)
Amortization of stock based compensation and warrants	—	—	—	—	—	1,108,309
Issuance of warrants	—	—	—	—	—	(522,691)
Repurchase of common stock	(36,730)	—	—	36,730	(197,299)	—
Issuance of stock for Employee Stock Purchase Plan	76,460	765	238,890	—	—	—
Other comprehensive income (loss):						
Currency translation adjustment	—	—	—	—	—	—
Unrealized gain on short term investments	—	—	—	—	—	—
Net loss	—	—	—	—	—	—
Total other comprehensive loss	—	—	—	—	—	—
Balance at December 31, 2000	24,346,134	243,664	74,208,279	20,225	(146,153)	(1,801,047)
Exercise of stock options	68,445	482	(114,043)	(20,225)	146,153	—
Reversal of stock based compensation	—	—	(350,350)	—	—	350,350
Amortization of stock based compensation and warrants	—	—	—	—	—	246,746
Issuance of warrants	—	—	—	—	—	(35,139)
Repurchase of common stock	(826,750)	—	(2,123,607)	826,750	(307,160)	1,125,194
Reserve for stockholder loans	—	—	—	—	—	—
Issuance of stock for Employee Stock Purchase Plan	240,338	2,403	154,018	—	—	—
Other comprehensive income (loss):						
Currency translation adjustment	—	—	—	—	—	—
Realized gain on short term investments	—	—	—	—	—	—
Net loss	—	—	—	—	—	—
Total other comprehensive loss	—	—	—	—	—	—
Balance at December 31, 2001	23,828,167	246,549	71,774,297	826,750	(307,160)	(113,896)
Exercise of stock options	160,000	—	(13,144)	(160,000)	59,444	—
Issuance of stock for Employee Stock Purchase Plan	95,203	296	6,161	(65,580)	24,365	—
Stock based compensation	—	—	78,344	—	—	—
Amortization of warrants	—	—	—	—	—	104,348
Beneficial conversion feature of convertible notes	—	—	2,338,068	—	—	—
Other comprehensive income (loss):						
Currency translation adjustment	—	—	—	—	—	—
Net loss	—	—	—	—	—	—
Total other comprehensive loss	—	—	—	—	—	—
Balance at December 31, 2002	24,083,370	$246,845	$74,183,726	601,170	$(223,351)	$ (9,548)

See accompanying notes to the financial statements.

ServiceWare Technologies, Inc.

Consolidated Statements of Stockholders' Equity (continued)

	Warrants	Note receivable from common shareholder	Accumulated other comprehensive income (loss)	Deficit	Total Stockholders' Equity
Balance at January 1, 2000	856,734	(199,999)	—	(17,189,930)	10,660,914
Issuance of Series F convertible preferred stock and warrants, net of $32,504 issuance costs	—	—	—	—	10,556,827
Issuance of stock for Initial Public Offering	—	—	—	—	31,634,906
Dividends on preferred stock	—	—	—	—	(157,925)
Reclassify par value of common stock from no par to $0.01	—	—	—	—	—
Conversion of preferred stock	—	—	—	—	—
Exercise of stock options	—	(2,347,511)	—	—	301,341
Stock based compensation	—	—	—	—	—
Amortization of stock based compensation and warrants	—	—	—	—	1,108,309
Issuance of warrants	522,691	—	—	—	—
Repurchase of common stock	—	197,299	—	—	—
Issuance of stock for Employee Stock Purchase Plan	—	—	—	—	239,655
Other comprehensive income (loss):					
Currency translation adjustment	—	—	(18,298)	—	(18,298)
Unrealized gain on short term investments	—	—	19,337	—	19,337
Net loss	—	—	—	(19,775,993)	(19,775,993)
Total other comprehensive loss	—	—	1,039	(19,775,993)	(19,774,954)
Balance at December 31, 2000	1,379,425	(2,350,211)	1,039	(36,965,923)	34,569,073
Exercise of stock options	—	—	—	—	32,592
Reversal of stock based compensation	—	—	—	—	—
Amortization of stock based compensation and warrants	—	—	—	—	246,746
Issuance of warrants	35,139	—	—	—	—
Repurchase of common stock	—	2,030,422	—	—	724,849
Reserve for stockholder loans	—	319,789	—	—	319,789
Issuance of stock for Employee Stock Purchase Plan	—	—	—	—	156,421
Other comprehensive income (loss):					
Currency translation adjustment	—	—	(5,965)	—	(5,965)
Realized gain on short term investments	—	—	(19,337)	—	(19,337)
Net loss	—	—	—	(29,714,450)	(29,714,450)
Total other comprehensive loss	—	—	(25,302)	(29,714,450)	(29,739,752)
Balance at December 31, 2001	1,414,564	—	(24,263)	(66,680,373)	6,309,718
Exercise of stock options	—	—	—	—	46,300
Issuance of stock for Employee Stock Purchase Plan	—	—	—	—	30,822
Stock based compensation	—	—	—	—	78,344
Amortization of warrants	—	—	—	—	104,348
Beneficial conversion feature of convertible notes	—	—	—	—	2,338,068
Comprehensive loss:					
Currency translation adjustment	—	—	(12,556)	—	(12,556)
Net loss	—	—	—	(6,825,361)	(6,825,361)
Total comprehensive loss	—	—	(12,556)	(6,825,361)	(6,837,917)
Balance at December 31, 2002	$1,414,564	$ —	$(36,819)	$(73,505,734)	$ 2,069,683

See accompanying notes to the financial statements.

ServiceWare Technologies, Inc.

Consolidated Statements of Cash Flows

	Year ended December 31,		
	2002	2001	2000
Cash flows from operating activities			
Net loss	$ (6,825,361)	$(29,714,450)	$(19,775,993)
Adjustments to reconcile net loss to net cash used in operations:			
Non cash items:			
Depreciation	1,654,655	2,216,772	1,521,457
Amortization of intangible assets and warrants	800,710	5,617,310	5,897,824
Amortization of beneficial conversion feature related to convertible notes	885,948	—	—
Amortization of discount on convertible notes	109,456	—	—
Interest expense paid by issuing convertible notes	135,681	—	—
Stock based compensation and loan forgiveness	78,344	776,731	864,055
Gain on disposal of a business segment	—	(532,030)	—
Reserve for stockholder loans	—	319,789	—
Other non cash items	(17,885)	(14,964)	(19,337)
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable	447,094	3,556,459	(2,735,146)
Decrease (increase) in other assets	635,543	1,874,997	(2,316,365)
Increase (decrease) in accounts payable	515,662	(1,601,804)	1,850,637
Decrease in accrued compensation and benefits	(640,776)	(227,812)	(296,254)
(Decrease) increase in deferred revenue	(1,861,824)	(1,678,141)	1,019,421
Increase (decrease) in other liabilities	(1,175,685)	534,110	646,105
Decrease in net current liability of discontinued operations	—	(1,300,339)	(2,395,514)
Net cash used in operating activities	(5,258,438)	(20,173,372)	(15,739,110)
Cash flows from investing activities			
Purchase of short term investments	(3,004,882)	(1,968,956)	(13,695,899)
Sales of short term investments	2,491,003	15,657,760	—
Property and equipment acquisitions	(13,602)	(784,829)	(3,744,525)
Payments for purchase of InfoImage assets	(100,000)	—	—
Proceeds from sale of equipment	15,620	54,104	—
Net cash provided by (used in) investing activities	(611,861)	12,958,079	(17,440,424)
Cash flows from financing activities			
Repayments of principal of capital lease obligation	(37,310)	(53,867)	(115,575)
Repayments of principal of term loan	(258,197)	(172,128)	(2,586,064)
Repayments of principal of revolving line of credit	—	(1,000,000)	(2,250,000)
Proceeds from borrowings under revolving line of credit	800,000	1,000,000	1,000,000
Proceeds from issuance of convertible notes, net of debt issuance costs	2,975,000	—	—
Proceeds from stock option and employee stock purchase plan issuances	76,960	189,013	540,996
Net proceeds from Series F Preferred stock, common stock, warrant and stock option issuances	—	—	10,556,827
Net proceeds from initial public offering	—	—	31,634,906
Dividends paid	—	—	(157,925)
Net cash (used in) provided by financing activities	3,556,453	(36,982)	38,623,165
Effect of exchange rate changes on cash	(14,873)	(6,171)	(18,298)
(Decrease) increase in cash and cash equivalents	(2,328,719)	(7,258,446)	5,425,333
Cash and cash equivalents at beginning of year	4,789,920	12,048,366	6,623,033
Cash and cash equivalents at end of year	$ 2,461,201	$ 4,789,920	$ 12,048,366
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Interest	$ 21,444	$ 81,618	$ 361,760
Income taxes	$ —	$ —	$ —

See accompanying notes to the financial statements.

ServiceWare Technologies, Inc.

Notes to Consolidated Financial Statements

December 31, 2002

Note 1. Organization of the Company

ServiceWare Technologies is a leading provider of enterprise Knowledge Management (KM) solutions that enable organizations to deliver superior service to customers, employees and partners by transforming information into knowledge.

ServiceWare Enterprise™ (formerly named eService Suite), powered by The Cognitive Processor®, a patented self-learning search technology, enables organizations to capture and manage intellectual capital. This repository of corporate knowledge, known as a knowledge base, can then be easily accessed via a browser to effectively answer inquiries made either over the Web or through the telephone to a customer contact center or help desk.

Customers use ServiceWare's Knowledge Management solutions to:

- Strengthen relationships with customers, partners, suppliers and employees
- Decrease operating costs
- Improve creation, dissemination and sharing of enterprise knowledge
- Integrate seamlessly with existing technology investments

ServiceWare Enterprise™ is a software solution that allows ServiceWare customers to provide personalized, automated Web-based service tailored to the needs of their users. ServiceWare Enterprise enables businesses to capture enterprise knowledge, solve customer problems, reuse solutions and share captured knowledge throughout the extended enterprise. It also enables the extended enterprise to access this knowledge online. In addition, through the self-learning features of ServiceWare's patented Cognitive Processor technology, the solutions generated by these products are intelligent in that they have the capability to learn from each interaction and automatically update themselves accordingly. ServiceWare Enterprise includes the software products ServiceWare Self-Service™ (Web-based self-service for customers, partners and employees), ServiceWare Professional™ (for customer service, sales and field service personnel) and ServiceWare Architect™ (for quality assurance managers and system administrators). ServiceWare also provides a portal solution, ServiceWare Knowledge Portal, based on the technology acquired from InfoImage in August 2002.

The Company had two reportable business segments: Software and Content. However, in July 2001, the Company completed the sale of all of its Content segment to RightAnswers LLC ("RightAnswers"). The Content segment is reported as a discontinued operation, and all previously reported financial information has been restated accordingly. See Note 6.

The accompanying financial statements have been prepared on a basis which assumes that the Company will continue as a going concern and which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has an accumulated deficit of $73,505,734 at December 31, 2002, incurred a net loss of $6,825,361 and had negative cash flows from operations of $5,258,438 for the year then ended, and expects to incur additional losses and negative cash flows in 2003. The ability of the Company to continue in its present form is largely dependent on its ability to generate additional revenues, reduce overall operating expense, and achieve profitability and positive cash flows or to obtain additional debt or equity financing. Management believes that it has the ability to do so and plans to fund 2003 operations through product sales, reduced spending and utilizing the available funding under existing debt facilities. In March 2003, the holders of the Company's convertible notes agreed to an amendment of these notes under which their maturity date was extended until July 15, 2004 and their conversion price was reduced to $0.25 per share. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient license and service fees from its products or additional financing on terms acceptable to the Company. Further, management believes that in order to sustain business operations at the current levels through 2004, it will be necessary to obtain significant additional funding.

Note 2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after elimination of all significant intercompany accounts and transactions.

Reclassification

Certain prior period amounts have been reclassified to conform to current year presentation.

Revenue Recognition

The Company's revenue recognition policy is governed by Statement of Position (SOP) 97-2, "Software Revenue Recognition", issued by the American Institute of Certified Public Accountants (AICPA), as amended by SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions". The Company derives its revenues from licenses for its products sold directly to end-users and indirectly through distributors as well as from providing related services, including installation and training, consulting, customer support and maintenance contracts. Revenues are recognized only if persuasive evidence of an agreement exists, delivery has occurred, all significant vendor obligations are satisfied, the fee is fixed or determinable, and collection of the amount due from the customer is deemed probable. Additionally, in sales contracts that have multi-element arrangements, the Company recognizes revenue using the residual method. The total fair value of the undelivered elements as indicated by vendor-specific objective evidence (price charged when the undelivered element is sold individually) is deferred and the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. Additional revenue recognition criteria by revenue type are listed below.

Licenses revenues

Licenses revenues include fees for perpetual and annual licenses. The Company recognizes revenues on license fees after a non-cancelable license agreement has been signed, the product has been delivered, the fee is fixed, determinable and collectible, and there is vendor-specific objective evidence to support the allocation of the total fee to elements of a multiple-element arrangement. Product returns and sales allowances (which have not been significant through December 31, 2002) are estimated and provided for at the time of sale.

Services revenues

Services revenues are derived from variable fees for installation, training, consulting and building customized knowledge bases as well as from fixed fees for customer support and maintenance contracts.

Maintenance and support revenues are derived from the sale of maintenance and support contracts, which provide end-users with the right to receive maintenance releases of the licensed products, access to the support Web site and access to the customer support staff. Maintenance and support revenues are recognized on a straight-line basis over the term of the contract. Payments for maintenance and support revenues are normally received in advance and are nonrefundable.

Revenues for installation and training, implementation and system integration projects, and consulting services are recognized as the services are performed.

Cost of revenues

Cost of licenses revenues consists primarily of the expenses related to royalties, the cost of media on which product is delivered, product fulfillment costs, amortization of purchased technology and salaries, benefits, direct expenses and allocated overhead costs related to product fulfillment.

Cost of services revenues consists of direct and indirect costs related to service revenues which primarily include salaries, benefits, direct expenses and allocated overhead costs related to the customer support and services personnel, fees for subcontractors and the cost associated with maintaining our customer support site.

Deferred revenues relate to product licenses, maintenance services, and professional services, all of which generally have been paid for in advance. Additionally, deferred revenues include amounts that are unbilled that represent non-cancelable amounts billable by the Company at future dates based on payment terms.

Cash and Cash Equivalents

Cash and cash equivalents include cash and interest-bearing money market deposits with financial institutions having original maturities of ninety days or less. Cash equivalents are stated at cost, which approximates market value. The amounts held by major financial institutions may exceed the amount of insurance provided on such deposits. These deposits may generally be redeemed upon demand and, therefore, subject the Company to minimal risk.

Borrowings under the Company's loan and security agreement with Comerica Bank — California are to be secured in accordance with a pledge of one or more certificates of deposit initially in the aggregate face amount of $500,000 to be held by the Bank (see also Note 5). However, this requirement was waived for borrowings outstanding at December 31, 2002.

Investments

The Company considers all investments as available-for-sale. Accordingly, these investments are carried at fair value and unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and are reported as a separate component of other comprehensive income (loss) until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

Our short term investments are held in an account with an investment firm that is related to a Director of the Company and his affiliated entities (see Note 17).

Other Current Assets

Other current assets consist primarily of deposits and prepayments for expenses to be realized within the next year.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets (generally two to five years). Leasehold improvements are amortized over the lesser of their useful lives or the remaining term of the lease. Amortization of assets recorded under capital leases is included in depreciation expense. Capital leases, which are for office equipment, are amortized over the term of the lease. Upon disposal, assets and related accumulated depreciation are removed from the Company's accounts and the resulting gains or losses are reflected in the statement of operations.

Internal Use Computer Software

The Company applies AICPA Statement of Position No. 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP No. 98-1"). Accordingly, the Company capitalizes internal and external costs related to software and implementation services in connection with its internal use software systems.

Intangible Assets and Goodwill

Intangible assets and goodwill resulted primarily from the acquisition of Molloy Group on July 23, 1999 and consist of the following at December 31, 2002:

Description	Amount	Accumulated amortization	Net amount	Amortization period
Customer list	1,043,543	896,798	146,745	4 years
Noncompetition agreement	345,174	345,174	—	3 years
Total intangible assets resulting from the Molloy acquisition	1,388,717	1,241,972	146,745	
Payment for rights to the "ServiceWare" name	75,000	75,000	—	3 years
Other	8,500	8,500	—	1 year
Total intangible assets	1,472,217	1,325,472	146,745	

Intangible assets and goodwill are recorded at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the related assets (one to four years). The remaining amortization on intangible assets of $146,745 will be expensed in 2003.

On an ongoing basis, when there are indicators of impairment such as declining revenues or recurring losses, the Company evaluates the carrying value of long lived assets resulting from business acquisitions. If such indicators are apparent, the Company compares the carrying value of the assets to the estimated future undiscounted cash flows expected to be generated from the businesses acquired over the remaining life of the assets. If the undiscounted cash flows are less than the carrying value of the assets, the cash flows will be discounted to present value and the assets will be reduced to this amount. There was no impairment for the years ended December 31, 2002, 2001 and 2000.

As described above, goodwill amortization ceased as of December 31, 2001. The following reflects adjusted net income and the effect of goodwill amortization on net loss per share as if SFAS 142 had been in effect from the beginning of each of the years ended December 31, 2001 and 2000:

	2001	2000
Net loss from continuing operations, as reported	$(31,486,904)	$(21,781,106)
Goodwill amortization	4,424,218	4,652,134
Adjusted net loss from continuing operations	(27,062,686)	(17,128,972)
Net income (loss) from discontinued operations	1,240,424	2,005,113
Net gain from disposal of a business segment	532,030	—
Net loss	$(25,290,232)	$(15,123,859)
Weighted average shares used to calculate basic and diluted loss per share	24,220,388	13,178,565
Adjusted basic and diluted net (loss) income per share:		
Net loss from continuing operations	$ (1.11)	$ (1.30)
Net income from discontinued operations	0.07	0.15
Net loss per share	$ (1.04)	$ (1.15)

Concentration of Credit Risk / Major Customers

Financial instruments which potentially subject the Company to a concentration of credit risk principally consist of accounts receivable. The Company sells its products to end-users directly, and the Company's customer base is dispersed across many different geographic areas primarily throughout North America and parts of Europe. The Company performs ongoing credit evaluations of its customers' financial condition, and generally no collateral is required. The Company maintains adequate reserves for potential credit losses and such losses have been minimal and within management's estimates.

In 2002, two customers accounted for 11% and 8% of total revenues and 0% and 34% of total accounts receivable at December 31, 2002. In 2001, three customers accounted for 22%, 12% and 10% of total revenues and 0%, 51% and 8% of total accounts receivable at December 31, 2001. In 2000, three customers accounted for a total of 7% of total revenues and 42% of total accounts receivable at December 31, 2000.

Research and Development

Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Software development costs are capitalized beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers provided recoverability is reasonably assured. The Company follows the "working model" approach, whereby technological feasibility is established at the time the Company has a beta customer. The Company releases updated products periodically soon after technological feasibility has been established for new enhancements. For 2002, 2001, and 2000, costs which were eligible for capitalization were insignificant and, thus, the Company has charged its software development costs to research and development expense in the accompanying statements of operations with the exception of the technology acquired from the Molloy Group on July 23, 1999 whereby $1,777,367 was capitalized and the technology acquired from InfoImage on August 21, 2002 whereby $100,000 was capitalized. These amounts are classified as purchased technology and are being amortized on a straight line basis over two to three years.

In 2001, the Company entered into an agreement to use a third party contractor to perform research and development work. In 2002, this contractor completed most of the Company's research and development as well as customer support and professional services work.

Advertising Costs

Advertising and sales promotions are charged to expense during the period in which they are incurred. Total advertising and sales promotions expense for the years ended December 31, 2002, 2001, and 2000 were approximately $207,000, $1,704,000, and $2,315,000, respectively.

Foreign Currency Translation

The functional currency of the Company's foreign subsidiary is the local currency in the country in which the subsidiary is located. Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at the exchange rate in effect on the last day of the month of the balance sheet date. Revenues and expenses are translated at the average rates.

Stock Based Compensation

The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 permits the Company to continue accounting for stock-based compensation as set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25"), provided the Company discloses the pro forma effect on net income and earnings per share of adopting the full provisions of SFAS No. 123. Accordingly, the Company continues to account for stock-based compensation under APB Opinion No. 25 (see Note 9).

The following proforma disclosure presents the Company's net loss and loss per share had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS 123.

	2002	2001	2000
Net loss from continuing operations, as reported	$ (6,825,361)	$(31,486,904)	$(21,781,106)
Stock based compensation expense under SFAS 123	(2,394,000)	(2,242,000)	(807,000)
Adjusted net loss from continuing operations	(9,219,361)	(33,728,904)	(22,588,106)
Net income from discontinued operations	—	1,240,424	2,005,113
Net gain from disposal of a business segment	—	532,030	—
Net loss	$ (9,219,361)	$(31,956,450)	$(20,582,993)
Weighted average shares used to calculate basic and diluted loss per share	23,956,392	24,220,388	13,178,565
Adjusted basic and diluted net (loss) income per share:			
Net loss from continuing operations	$ (0.38)	$ (1.39)	$ (1.71)
Net income from discontinued operations	—	0.07	0.15
Net loss per share	$ (0.38)	$ (1.32)	$ (1.56)

The average fair value of the options granted is estimated at $0.37 during 2002, $0.65 during 2001 and $1.16 during 2000, on the date of grant using the Black-Scholes pricing model with the following assumptions:

	2002	2001	2000
Volatility, annual rate	221%	437%	60%
Dividend yield	0.0%	0.0%	0.0%
Expected life, in years	3	3	3
Average risk-free interest rate	3.10%	4.17%	5.06%

The effects of applying SFAS 123 in this pro forma disclosure are not likely to be representative of the effects on reported net income for future years. SFAS 123 does not apply to awards prior to 1995 and additional awards in future years are anticipated.

Statement of Cash Flows

Noncash transactions for the years ended December 31, 2002, 2001, and 2000 include capital lease additions of approximately $92,000, $84,000, and $146,000, respectively. Additionally, noncash transactions for the year ended December 31, 2002 include an increase to additional paid in capital of $2,338,067 for the beneficial conversion feature related to the convertible notes issued during the year.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Net Loss Per Share

In accordance with SFAS No. 128, "Earnings Per Share", basic and dilutive net loss per share have been computed using the weighted-average number of shares of common stock outstanding during the period. All potential dilutive securities have not been included in the calculation of net loss per share due to their anti-dilutive effect.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) consists of foreign currency translation adjustments and net unrealized gains from securities available-for-sale. Statements of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" requires only additional disclosures in the financial statements; it does not affect the Company's financial position or operations.

Impact of Recently Issued Accounting Standards

In November 2002, the Financial Accounting Standards Board ("FASB") issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 addresses the disclosures to be made by a guarantor in interim and annual financial statements about its obligations under guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

Under the indemnification provisions of the Company's standard product license agreement, the Company guarantees to defend and indemnify the licensee against any proceeding based upon infringements of any patent, copyright, trade secret or other intellectual property right by the products the Company licenses to its customers. The Company does not expect to incur any infringement liability as a result of the customer indemnification clauses as of December 31, 2002.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", effective for fiscal years beginning after December 15, 2002. Under the new rules, a liability for a cost associated with an exit or disposal activity must only be recognized when the liability is incurred. Under the previous guidance of EITF 94-3, "Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)", a liability for exit costs was recognized at the date of an entity's commitment to an exit plan. In the past, we have been subject to the provisions of EITF 94-3 when adopting plans to exit activities and therefore, if we were to commit to further exit plans subsequent to the effective date, we would be subject to the new rules regarding expense recognition.

Note 3. Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments consisting principally of cash and cash equivalents, short term investments, accounts receivable and payable, debt, and note receivable from common stockholder approximate their fair values at December 31, 2002 and 2001.

Note 4. Receivables

Receivables consist of the following:

	December 31,	
	2002	2001
Billed receivables	$1,705,256	$1,262,495
Unbilled receivables	—	1,094,999
	1,705,256	2,357,494
Allowance for doubtful accounts	(170,998)	(376,142)
Total receivables	$1,534,258	$1,981,352

Activity in the allowance for doubtful accounts is as follows:

	Balance
Balance, January 1, 2000	$312,206
Net charge to expense	177,500
Amounts written off	(30,000)
Balance, December 31, 2000	459,706
Net charge to expense	150,000
Amounts written off	(233,564)
Balance, December 31, 2001	376,142
Net credit to expense	(70,000)
Amounts written off	(135,144)
Balance, December 31, 2002	$170,998

Note 5. Debt

Credit Facilities

On October 16, 2002, the Company entered into a $2.5 million Loan and Security Agreement (the "Agreement") with Comerica Bank — California (the "Bank"). The Agreement allows for a revolving line of credit ("Revolving Facility") and a term loan ("Term Advance"). Advances on the Revolving Facility can be in amounts up to the lesser of $2.0 million or 75% of eligible receivables and mature October 1, 2003. Such amounts will bear interest at a rate of 1.5% above the Bank's prime rate. Term Advances of up to $0.5 million can be taken until October 16, 2003 and will mature one year from the date of the advance. Such amounts are to be repaid in 12 monthly installments and will bear interest at the Bank's prime rate.

Borrowings under the Agreement are collateralized by essentially all of the Company's tangible and intangible assets. Borrowings shall also be collateralized in accordance with a pledge of one or more certificates of deposit initially in the aggregate face amount of $500,000 to be held by the Bank. The aggregate face amount of such certificates of deposit required to be pledged to the Bank shall be adjusted on a monthly basis to reflect reductions in the outstanding principal balance of the Term Advance. However, this requirement was waived for borrowings outstanding at December 31, 2002.

The Company is required to maintain all of its primary cash management, investment and transaction accounts with the Bank. The Company must also comply with certain monthly reporting and financial covenants. The financial covenants consisting of the following:

- *Quick Ratio.* A ratio of (Quick Assets) to (Current Liabilities (including undrawn letters of credit and credit card sublimits, if any) plus all non-cash collateralized indebtedness to Bank minus deferred maintenance contract revenue) of at least 1.50 to 1.00.

- *Minimum EBITDA.* Minimum EBITDA calculated on a trailing three-month basis in amounts as further defined in the Agreement.

- *Total Liabilities Minus Convertible Subordinated Debt to Tangible Net Worth plus Convertible Subordinated Debt.* A ratio of (Total Liabilities (including but not limited to undrawn letters of credit and credit card sublimits, if any) minus Convertible Subordinated Debt (defined as Subordinated Debt which by its terms is convertible into equity of Borrower)) to (Tangible Net Worth plus Convertible Subordinated Debt) of not more than 2.25 to 1.00.

As of December 31, 2002, the Company was not in compliance with its financial covenants, but has subsequently received a waiver of these covenants from the Bank.

In the event of default of the covenants, the Bank may declare any outstanding amounts to be immediately due and payable, cease future borrowings or credit, and/or exercise its rights under the loan agreement.

In conjunction with this loan agreement, a warrant was issued to the Bank to purchase 50,000 shares of the Company's Common Stock at an exercise price of $0.46 per share, with a 10-year maturity. The warrant includes assignability to Bank's affiliates, antidilution protection and a net exercise provision. In addition, the Bank can require the Company to repurchase the warrant for $69,000 upon a change of control (as further defined in the warrant agreement). The warrant is treated as consideration for the Agreement and was valued at $22,990 on the date of the issuance using the Black Scholes option valuation model. As such, the warrant value was recorded as a debt issue cost and is being amortized to interest expense over the life of the agreement. As the warrant contains a put option, the warrant value was accrued as a liability and not recorded as equity.

At December 31, 2002, $800,000 was outstanding on the Revolving Facility and the weighted average interest rate on these borrowings was 5.75%. No amount was outstanding on the Term Advance.

Previously, the Company had a secured credit facility with PNC Bank. In April 2002, the remaining outstanding loan of $200,820 was repaid in full. At December 31, 2002, this agreement had expired and no amounts were outstanding. At December 31, 2001, $258,197 was outstanding and classified as other current liabilities due to the uncertainty of the Company's ability to meet the loan covenants.

Convertible Notes

On April 1, 2002, the Company signed a binding commitment letter for the sale of convertible notes. The closing of the transaction took place in two tranches on May 6 and June 19, 2002 with total proceeds of $2,975,000 being received, net of transaction costs of $275,000.

Of the total amount of $3,250,000 of convertible notes issued, convertible notes with an aggregate principal amount of $2,635,000 were acquired by a director of the Company and his affiliated entities, who collectively owned approximately 20% of the Company's stock prior to the acquisition of convertible notes and would collectively own approximately 45% of the Company's stock if all of his notes were converted.

The convertible notes mature 18 months from the closing date, bear interest at 10% per annum, and are convertible at any time at the option of the holder, into shares of the Company's common stock at a conversion price of $0.30 per share. Interest can be paid in cash or additional convertible notes, at the option of the Company. The convertible notes are senior unsecured obligations that will rank senior to all future subordinated indebtedness, pari passu to all existing and future senior, unsecured indebtedness and subordinated to all existing and future senior secured indebtedness. While the notes are outstanding, the Company is restricted from paying or declaring dividends on common stock, making any other distribution on common stock, or repurchasing or redeeming any shares of common stock.

In accordance with EITF 00-27, "Application of EITF Issue No. 98-5, 'Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,' to Certain Convertible Instruments", the Company recognized a beneficial conversion feature ("BCF") in the aggregate amount of $2,225,000 as the difference between the market value of the Company's common stock on the commitment date and the conversion price of the convertible notes, reduced for the investors' transaction costs. The BCF was recorded as an increase in additional paid in capital and a discount on debt on the accompanying balance sheet. Additionally, the Company incurred total legal and other expenses of approximately $54,000 related to the transaction which is also recorded as a discount on debt in the accompanying balance sheet. The aggregate discount is being amortized as interest expense over the 18 month term of the convertible notes.

On October 31, 2002, the first interest payment was due on the convertible notes and was paid by issuing additional convertible notes in the amount of $135,681. These additional convertible notes have the same terms as the original convertible notes. Furthermore, the Company recognized additional BCF of $113,067.

Note 6. Discontinued Operations

On July 20, 2001, the Company completed the sale of its Content business segment to RightAnswers. The sale was completed in accordance with the terms of a Purchase and Sale Agreement (the "Agreement"), dated July 20, 2001, between the Company and RightAnswers.

RightAnswers is a limited liability company that was formed to acquire the Company's Content business. The Chief Executive Officer of RightAnswers, Mark Finkel, was the Company's Chief Financial Officer from January 2000 to July 2001. In addition, Mr. Finkel owns an equity interest in RightAnswers.

The consideration for the business consisted of the assumption of approximately $0.5 million of net liabilities associated with the business. Revenues for the Content segment were $2.9 million and $12.0 million for the years ended December 31, 2001 and 2000, respectively.

Note 7. Restructuring and Other Non-recurring Charges

In 2001, the Company implemented strategic restructurings to reduce its cost structure and focus on revenue growth opportunities in the Knowledge Management software market. The plans of restructuring approved by the Board of Directors included severance and other benefit costs, costs for reduction and relocation of facilities, termination costs for certain service contracts and an equipment write off. As part of the restructuring plan, 55 employees were laid off on February 28, 2001. In July 2001, the Company implemented a revision to its organizational structure and a workforce reduction of an additional 75 employees. In October 2001, the Company implemented a workforce reduction of approximately 50 people to further reduce its cost structure.

A portion of the restructuring charge related to potential costs for terminating certain real estate leases at the Company's corporate headquarters, in addition to amounts related to unused capacity within the building. The Company has been successful in sub-leasing much of the unused capacity and consequently reduced its reserve for excess capacity. Additionally, management has decided not to terminate the lease on the property as anticipated and accordingly has reversed approximately $302,000 in exit reserves in 2002. Furthermore, a change in the estimate of the termination costs for certain service contracts was recorded as a reduction to the restructuring expense of $130,000 in 2002.

The remaining restructuring liability of $116,000, related to reduction of facilities, is expected to be fully amortized by June 2003.

A summary of the restructuring activity is as follows (amounts in thousands):

	Severance and other benefits	Reduction and relocation of facilities	Other	Total
February 2001 charge	$ 471	$1,231	$154	$1,856
July 2001 charge	550	—	—	550
October 2001 charge	390	—	—	390
Total charges	1,411	1,231	154	2,796
Payments	(1,280)	(233)	—	(1,513)
Changes in estimate	—	(231)	—	(231)
Accrual at December 31, 2001	131	767	154	1,052
Payments	(131)	(250)	(154)	(535)
Changes in estimate	—	(401)	—	(401)
Accrual at December 31, 2002	$ —	$ 116	$ —	116

Other non-recurring charges consist of severance costs for senior executives, forgiveness of loans in connection with repurchases of common stock, and income tax gross-ups related to the loan forgiveness. The restructuring and other non-recurring charges of separated executives consist of the following amounts:

	Year ended December 31,		
	2002	2001	2000
	(in thousands)		
Restructuring costs	$(532)	$2,565	$ —
Other severance costs	—	579	303
Executive loan forgiveness and related tax costs	50	1,083	123
Reserve for stockholder loans	63	320	—
Total restructuring and other non-recurring charges	$(419)	$4,547	$426

Note 8. Initial Public Offering

On August 30, 2000, the Company closed its initial public offering (IPO) of 4,500,000 shares of its common stock, and on September 27, 2000, the Company closed its offering of an additional 675,000 shares of common stock issued in connection with the exercise of the underwriters' overallotment option. Net proceeds of the offering were approximately $31.6 million, after deducting underwriting discounts, commissions and other offering expenses. Simultaneously with the closing of the initial public offering, all 8,786,392 shares of Series A, Series B, Series C, Series D, Series E and Series F convertible preferred stock were automatically converted into an aggregate of 10,822,023 shares of common stock at various conversion ratios.

Note 9. Stockholders' Equity

The Company has two classes of capital stock consisting of common stock and preferred stock. At December 31, 2002, a total of 100,000,000 shares are authorized for common stock and 5,000,000 are authorized for preferred stock.

Common Stock

The Company has reserved 17,519,189 shares of common stock. Of this total, 11,285,601 are reserved for the conversion of the convertible notes, 5,568,300 shares are reserved for exercise of stock options, and 665,288 shares are reserved for exercise of warrants.

Stock Option Plan

Effective April 2000, the Company's Board of Directors approved the ServiceWare Technologies, Inc. 2000 Stock Incentive Plan (the "Plan") which amended and restated the 1996 ServiceWare, Inc. Amended and Restated Stock Option Plan (the "1996 Plan"). The Plan is administered by the Board of Directors and provides for awards of stock options to employees, officers, directors, consultants and advisors. A total of 6,750,000 shares of the Company's Common Stock plus any shares of Common Stock previously reserved for stock options granted under the 1996 Plan which are forfeited prior to exercise may be issued pursuant to the Plan. The exercise price of incentive stock options was determined by management and the Board of Directors for the period from April 2000 through the IPO date. After the IPO, the exercise price is the closing market price of the Company's Common Stock on the date of the grant. The exercise price of nonqualified options is also determined by the Board of Directors. Options generally vest over a two year period in equal annual amounts, or over such other period as the Board of Directors determines, and may be accelerated in the event of certain transactions such as merger or sale of the Company. These options expire within ten years after the date of grant. During 2002, the Company recorded $78,344 in stock based compensation expenses related to accelerated vesting of outstanding options. During 2001, the Company recorded $1,125,194 in reversals of deferred compensation in conjunction with repurchasing shares of restricted stock and forgiving stockholder loans (see Note 11 for further explanation), $350,350 in reversals of deferred compensation for cancelled options, and $51,882 in stock based compensation expenses. During 2000, the Company recorded $2,386,665 and $864,055 in deferred compensation and stock based compensation expenses, respectively.

The following table summarizes option activity for the years ended December 31, 2002, 2001, and 2000:

	Options Outstanding	Option Price Range per Share	Weighted Average Exercise Price
Balance, January 1, 2000	2,647,410	$0.0560 - $5.1000	$1.8858
Options granted	2,285,965	$2.5000 - $7.0000	$3.8063
Options exercised	1,250,530	$0.1670 - $5.1000	$2.1317
Options forfeited	708,343	$0.9400 - $7.0000	$3.8113
Balance, December 31, 2000	2,974,502	$0.0560 - $7.0000	$2.7825
Options granted	4,355,025	$0.2400 - $2.0625	$0.6163
Options exercised	68,445	$0.0560 - $1.2100	$0.4746
Options forfeited	3,122,595	$0.1670 - $7.0000	$1.9274
Balance, December 31, 2001	4,138,487	$0.2400 - $7.0000	$1.1810
Options granted	3,679,500	$0.3200 - $0.5800	$0.4025
Options exercised	160,000	$0.2500 - $0.3800	$0.2894
Options forfeited	2,089,687	$0.2400 - $7.0000	$1.3548
Balance, December 31, 2002	5,568,300	$0.2400 - $7.0000	$0.5059

The options outstanding as of December 31, 2002 have been segregated into ranges for additional disclosure as follows:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Options outstanding as of December 31, 2002	Weighted average remaining contractual life	Weighted average exercise price	Exercisable as of December 31, 2002	Weighted average exercise price
$0.0000 — $0.2500	1,012,500	8.2	$0.2494	537,500	$0.2488
$0.2501 — $0.3500	604,000	8.5	$0.3216	314,000	$0.3216
$0.3501 — $0.4000	2,024,500	9.0	$0.3936	255,000	$0.3800
$0.4001 — $0.7000	1,394,500	9.3	$0.4452	10,000	$0.5050
$0.7001 — $1.4000	321,200	7.5	$1.0661	199,720	$1.0773
$2.1001 — $2.8000	109,100	6.3	$2.4817	102,600	$2.4805
$2.8001 — $3.5000	80,000	8.0	$2.8125	80,000	$2.8125
$3.5001 — $4.2000	7,600	5.1	$3.6000	7,600	$3.6000
$4.9001 — $5.6000	9,000	6.3	$5.1083	9,000	$5.1083
$6.3001 — $7.0000	5,900	1.3	$7.0000	5,400	$7.0000
	5,568,300	8.7	$0.5059	1,520,820	$0.7512

On August 28, 2002, the Company offered our full-time and part-time employees and non-employee directors the opportunity to exchange their outstanding stock options for an equal number of new options (adjusted for a reverse stock split or similar event, should this happen) to be granted on the first business day that is at least six months plus one day after the expiration of the offer. The offer expired September 30, 2002, and options for 436,460 shares of common stock were tendered. New options are expected to be granted March 31, 2003 to those participants who are employed by ServiceWare on both the date this offer expired and the date that the new options are granted.

Employee Stock Purchase Plan

In May 2000, the Company adopted the Employee Stock Purchase Plan (ESPP). Under the terms of the ESPP, the Company is authorized to issue up to 500,000 shares of common stock, plus annual increases as defined by the plan document. The ESPP enables employees to purchase shares of the Company's common stock at a discounted price through after-tax payroll deductions. Shares are offered to employees in six month offering periods. Eligible employees elect to have deducted from 1% to 15% of their base compensation. The amounts deducted can be used to purchase the Company's common stock at the lesser of 85% of the fair value on the first day of the offering period or 85% of the fair value on last day of the offering period (purchase date). At December 31, 2002, 404,797 shares remained available for purchase under the plan.

Note 10. Warrants

The following table summarizes warrant activity for the years ended December 31, 2002, 2001 and 2000:

	Warrants Outstanding	Warrant Price Range per Share
Balance, January 1, 2000	515,288	$1.50-$9.00
Warrants granted	233,333	$7.00
Warrants exercised	—	
Warrants expired	—	
Balance, December 31, 2000	748,621	$1.50-$9.00
Warrants granted	—	
Warrants exercised	—	
Warrants expired	—	
Balance, December 31, 2001	748,621	$1.50-$9.00
Warrants granted	50,000	$0.46
Warrants exercised	—	
Warrants expired	133,333	$7.00
Balance, December 31, 2002	665,288	$1.50-$9.00

The valuation of warrants was calculated using the Black-Scholes pricing model. The holders of the warrants have the right to exercise their warrants for shares of the Company's common stock at anytime until the expiration of the warrant. Expiration dates of the warrants outstanding at December 31, 2002 are as follows:

Warrants Outstanding	Warrant Price per Share	Expiration Date
360,001	$ 2.50	3/31/03
100,000	$ 7.00	6/30/03
40,473	$1.50 - $9.00	9/30/03
34,814	$ 3.75	7/23/04
80,000	$ 3.75	12/10/06
50,000	$ 0.46	10/16/12
665,288		

Warrant amortization recorded as a reduction of revenue was $104,346 and $159,725 during 2002 and 2001, respectively, and relates to warrants issued to a customer primarily in connection with a master license agreement entered into in 2000.

Note 11. Notes Receivable from Common Stockholders

In January and February 2000, certain executive officers exercised options to purchase shares of Common Stock, and issued promissory notes to the Company in conjunction with the purchases. These officers are personally liable for the principal and interest due on their loans. Each loan is secured by the shares purchased with the proceeds of that loan. Each loan becomes due and payable three years from the date it was made or earlier if the individual's employment is terminated or he or she no longer owns the shares. These loans were made at interest rates between 5.8% and 6.1%, which were the applicable Federal rates in effect under Section 1274(d) of the Internal Revenue Code of 1986, as amended, on the date of issuance. The respective total number of shares purchased and the amounts loaned as well as amounts repurchased due to employment termination are set forth in the table below.

	Number of shares	Loan amounts
Exercise of stock options on January 19, 2000	619,470	$1,410,011
Exercise of stock options on February 29, 2000	375,000	$ 937,500
Repurchase of stock due to termination in 2000:		
Loan	36,730	$ 197,299
Interest		$ 9,045
Repurchase of stock due to termination in 2001:		
Loan	826,750	$2,030,422
Interest		$ 191,175

During 2001, five of the loans were forgiven in the amount of $2,030,422 in exchange for 826,750 restricted and unrestricted shares outstanding under the loans. In accordance with repurchase agreements, restricted shares were repurchased at the price paid for the shares (exercise price of the option). Unrestricted shares were repurchased at the fair market value on the date of termination. The difference between the principal of the loan balance and the value of the shares repurchased of $732,323 was recorded as compensation expense and is classified as restructuring and other non-recurring charges during 2001. An amount of $307,160 was recorded to treasury stock in 2001 for the repurchased shares, which was the fair market value of the shares on the date of termination. Amounts in excess of fair market value have been recorded as additional paid in capital. Additionally, $1,125,914 of deferred stock based compensation was reversed for the restricted shares that were repurchased from the executives.

Under severance agreements with four of the executives, the Company agreed to pay any personal tax liability arising from these transactions. As a result, the Company recorded an expense of $350,546 in 2001 which has been classified as restructuring and other non-recurring charges. An additional expense of $49,711 was recognized in 2002 as actual personal tax liabilities were determined. All amounts were paid by December 31, 2002. Additionally, interest on the loans of $191,175 was also forgiven. This income was reversed and is classified as other expense in 2001.

On January 24, 1999, a former president of the Company exercised options to purchase 86,956 shares of Common Stock at a purchase price of $2.30 per share. A promissory note in the amount of $199,999 was issued in conjunction with the sale. The note bears interest at the applicable federal rate defined in the Internal Revenue Code of 1986, as amended and is due September 2003.

As of December 31, 2002, the loan made on January 24, 1999 and one loan made on January 31, 2000 remain outstanding. The total principal amount of these loans is $319,789, which has been fully reserved for in 2001. Additionally, in 2002 the Company reserved for an additional $62,636 for interest accrued on these notes in the event these loans become uncollectible. No additional interest income has been recorded for these notes.

Note 12. Capital and Operating Leases

The Company has several capital and operating leases covering office space and certain equipment. Future minimum lease payments due under noncancelable capital and operating leases are as follows:

Year ending December 31,	Capital leases	Operating leases
2003	$47,856	$496,700
2004	47,856	124,863
2005	47,856	11,582
2006	9,182	212
Total minimum lease payments	152,750	$633,357
Less amount representing interest	18,433	
Present value of capital lease obligations	134,317	
Less current maturities	38,501	
Non current capital lease obligations	$95,816	

Total rent expense under all operating leases amounted to $464,108, $1,426,416 and $1,554,924 in 2002, 2001 and 2000, respectively.

During 2001, the Company entered into a sublease for part of its office space in Oakmont, Pennsylvania. The monthly lease payment is $5,927. The term of the sublease is concurrent with the Company's lease which is through March 31, 2006, however, the sublease may be terminated by either party with 90 days written notice at any time after January 31, 2002. The Company received $71,124 and $25,811 in 2002 and 2001, respectively, in rental payments for this sublease.

Note 13. Income Taxes

A reconciliation of the benefit for income taxes on operations computed by applying the federal statutory rate of 34% to the loss from operations before income taxes and the reported benefit for income taxes on operations is as follows:

	Year ended December 31,		
	2002	2001	2000
Income tax benefit computed at statutory federal income tax rate	$(2,320,621)	$(10,102,913)	$(6,723,838)
State income taxes, net of federal tax benefit, if any	(405,426)	(1,782,867)	(1,174,694)
Other (principally goodwill and meals and entertainment)	48,812	1,729,500	2,121,065
Research tax credit	—	—	(355,000)
Foreign loss	332,984	648,339	470,466
Deferred tax asset valuation allowance	2,344,251	9,507,941	5,662,001
Total benefit for income taxes	$ —	$ —	$ —

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows:

	December 31,		
	2002	2001	2000
Deferred tax assets (liabilities)			
Accounts receivable	$ 68,000	$ 150,000	$ 184,000
Property and equipment	(96,000)	332,000	177,000
Intangible assets	(92,000)	(331,000)	(827,000)
Loss carryforward	23,361,000	21,661,000	12,771,000
Research tax credit	866,000	625,000	625,000
Total net deferred tax assets	24,107,000	22,437,000	12,930,000
Valuation allowance	(24,107,000)	(22,437,000)	(12,930,000)
Net deferred tax asset	$ —	$ —	$ —

Management has recorded a valuation allowance against the deferred tax assets until such time that the Company demonstrates an ability to generate taxable income on a consistent basis.

At December 31, 2002, the Company had net operating loss carryforwards of approximately $58,403,000 which expire between 2002-2022. Utilization of certain net operating loss carryforwards is subject to limitation under Section 382 of the Internal Revenue Code.

Note 14. Net Loss Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2002	2001	2000
Numerator:			
Net loss from continuing operations	$(6,825,361)	$(31,486,904)	$(21,781,106)
Net income (loss) from discontinued operations	—	1,240,424	2,005,113
Net gain from disposal of a business segment	—	532,030	—
Numerator for basic and diluted net loss per share — loss available to common stockholders	$(6,825,361)	$(29,714,450)	$(19,775,993)
Denominator:			
Denominator for basic and diluted loss per share — weighted average shares	23,956,392	24,220,388	13,178,565
Basic and diluted net (loss) income per share			
Net loss from continuing operations	$ (0.28)	$ (1.30)	$ (1.65)
Net income from discontinued operations	—	0.07	0.15
Net loss per share	$ (0.28)	$ (1.23)	$ (1.50)

Dilutive securities include convertible notes, options and warrants as if converted. Potentially dilutive securities totaling 17,519,189, 4,981,292 and 3,794,873 for the years ended December 31, 2002, 2001 and 2000, respectively, were excluded from historical basic and diluted loss per share because of their antidilutive effect.

Note 15. Retirement Plan

The Company has a 401(k) profit sharing plan (the "Plan") covering all of its employees subject to certain age and service requirements. Under provisions of the Plan, participants may contribute up to 15% of their eligible compensation to the Plan. The Company contributed $186,547, $419,125 and $230,716 in matching contributions to the Plan in 2002, 2001 and 2000, respectively.

Note 16. Segment Reporting

Subsequent to the sale of the Content segment in July 2001, the Company has only one business segment (see Note 6).

Geographic Information

	Year ended December 31,					
	2002		2001		2000	
	Revenues(a)	Long-lived assets(b)	Revenues(a)	Long-lived assets(b)	Revenues(a)	Long-lived Assets(b)
United States	$ 8,961,285	$3,855,797	$10,757,480	$6,063,967	$16,763,364	$14,149,191
International	1,197,065	7,265	1,175,153	53,157	372,772	60,903
Total	$10,158,350	$3,863,062	$11,932,633	$6,117,124	$17,136,136	$14,210,094

(a) Revenues are attributed to the United States and International based on customer location.

(b) Long-lived assets include non-current assets of the Company.

Major Customers

Sales are made primarily through the Company's direct sales force. See discussion of major customers in Note 2.

Note 17. Related Party Transactions

Our short term investments are held in an account with an investment firm that is related to a director of the Company and his affiliated entities, who collectively owned approximately 20% of the Company's stock prior to the acquisition of convertible notes and would collectively own approximately 45% of the Company's stock if all of their notes were converted (see Note 5). Also, as investments are purchased and sold, a cash balance may be held by this investment firm. At December 31, 2002 and 2001, the cash balance with this investment firm was $0 and $913,891, respectively. The maximum balance in the short term investments and cash accounts during 2002 and 2001 was $3,707,787 and $15,392,301, respectively.

Of the total amount of $3,250,000 of convertible notes issued, convertible notes with an aggregate principal amount of $2,635,000 less transaction costs of $275,000 were acquired by a director of the Company and his affiliated entities, who collectively owned approximately 20% of the Company's stock prior to the acquisition of convertible notes and would collectively own approximately 45% of the Company's stock if all of their notes were converted (see Note 5).

In January 1999 and January 2000, two former executives exercised options to purchase shares of Common Stock, and promissory notes were issued to the Company in conjunction with the sales which are outstanding at December 31, 2002 (see Note 11).

Note 18. Quarterly Financial Data (unaudited)

	First quarter	Second quarter	Third quarter	Fourth quarter
Year ended December 31, 2002				
Revenues	$ 2,553,340	$2,943,885	$2,186,326	$2,474,799
Gross margin	1,189,696	1,771,660	1,147,845	1,415,248
Net loss from continuing operations	(1,548,212)	(841,646)	(2,243,513)	(2,191,990)
Net loss	(1,548,212)	(841,646)	(2,243,513)	(2,191,990)
Net loss per common share, basic and diluted	(0.06)	(0.04)	(0.09)	(0.09)
Year ended December 31, 2001				
Revenues	$ 2,340,547	$3,452,181	$2,245,332	$4,388,777
Gross margin	(1,854,238)	(429,126)	647,401	2,630,512
Net loss from continuing operations	(12,966,743)	(9,504,006)	(8,001,637)	(1,014,518)
Net income from discontinued operations	399,366	283,563	557,495	—
Net gain from disposal of a business segment	—	—	532,030	—
Net loss	(12,567,377)	(9,220,443)	(6,912,112)	(1,014,518)
Net (loss) income per common share, basic and diluted:				
Continuing operations	(0.54)	(0.39)	(0.34)	(0.04)
Discontinued operations	0.02	0.01	0.05	—
Net loss per share	(0.52)	(0.38)	(0.29)	(0.04)

Note 19. Subsequent Events

As of December 31, 2002, the Company was not in compliance with its financial covenants under the Loan and Security Agreement with Comerica Bank—California, but has subsequently received a waiver of these covenants through February 28, 2003 from the Bank and new covenants have been established that include the following:

- Maintain a minimum EBITDA calculated on a trailing three month basis in amounts as further defined in the Agreement
- Maintain a cash balance of 1.5 times the outstanding borrowings.
- A $250,000 borrowing cap was established for the Term Advance until June 30, 2003. After June 30, 2003, the cap shall be eliminated as soon as the Company can demonstrate three consecutive months of positive EBITDA.

On March 18, 2003, the Company received a delisting notice from The Nasdaq Stock Market informing the Company that its common stock would be delisted as of March 27, 2003 due to its failure to maintain a minimum bid price per share of $1.00. As of March 31, 2002, the Company has filed an appeal, and the delisting has been delayed pending the outcome of the appeal. The Company cannot assure investors that its common stock will continue to be listed on Nasdaq after its appeal is heard.

At a special meeting of stockholders on February 10, 2003, the stockholders approved an amendment to the Company's Certificate of Incorporation to effect a reverse stock split of its common stock and to grant its board of directors the authority to set the ratio for the reverse split or to not complete the reverse split. As necessary, the Company intends to consider implementing a reverse stock split if it believes it would increase the probability that it would be able to continue to meet the Nasdaq SmallCap Market listing requirements.

In March 2003, The holders of the Company's convertible notes agreed to an amendment of these notes under which their maturity date was extended until July 15, 2004 and their conversion price was reduced to $0.25 per share.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

The information required by this Item was previously disclosed in a Form 8-K dated April 15, 2002.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this Item is incorporated by reference to the data under the captions "Election of Directors", "Executive Officers" and "Section 16(a) beneficial ownership reporting compliance" in the Proxy Statement to be used in connection with the solicitation of proxies for our annual meeting to be held June 11, 2003, which Proxy Statement is to be filed with the Commission.

Item 11. Executive Compensation

The information required by this Item is incorporated by reference to the data under the caption "Executive Compensation" in the Proxy Statement to be used in connection with the solicitation of proxies for our annual meeting to be held June 11, 2003, which Proxy Statement is to be filed with the Commission.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated by reference to the data under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement to be used in connection with the solicitation of proxies for our annual meeting to be held June 11, 2003, which Proxy Statement is to be filed with the Commission.

Item 13. Certain Relationships and Related Transactions

The information required by this Item is incorporated by reference to the data under the subcaption "Certain Relationships and Related Party Transactions" in the Proxy Statement to be used in connection with the solicitation of proxies for our annual meeting to be held June 11, 2003, which Proxy Statement is to be filed with the Commission.

Item 14. Controls and Procedures

(a) *Evaluation of disclosure controls and procedures.* Our principal executive officer and our principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) on March 11, 2003, have concluded that, as of such date, our disclosure controls and procedures were adequate and effective to ensure that material information relating to our company and our consolidated subsidiaries would be made known to them by others within those entities.

(b) *Changes in internal controls.* There were no significant changes in our internal controls or in other factors that could significantly affect our disclosure controls and procedures subsequent to the date of their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls. As a result, no corrective actions were required or undertaken.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

1. Financial Statements and Supplementary Data. The following consolidated financial statements of the Company are included in Part II, Item 8:

2. Financial Statement Schedules. Schedules are not submitted because they are not required or are not applicable, or the required information is shown in the consolidated financial statements or notes thereto.

3. Exhibits. The Exhibits listed below are filed or incorporated by reference as part of this Form 10-K. Where so indicated by footnote, exhibits which were previously filed are incorporated by reference. For exhibits incorporated by reference, the location of the exhibit in the previous filing is indicated in the footnote.

Exhibit Number	Description
2.1	Purchase and Sale Agreement, dated as of July 20, 2001, by and between the Company and RightAnswers LLC.(1)
3.1	Third Amended and Restated Certificate of Incorporation of the Company(2)
3.2	Amended and Restated Bylaws of the Company(2)
4.1	Amended and Restated Registration Rights Agreement dated June 2, 2000.(3)
4.2	Form of 10% Convertible Note dated May 6, 2002.(4)
4.3	Form of 10% Convertible Note dated June 19, 2002.(4)
4.4	Registration Rights Agreement dated as of May 6, 2002 between the Company and the purchasers of the 10% Convertible Notes.(4)
10.1	Commercial Lease Agreement, dated May 31, 1995, as amended, between the Company and Sibro Enterprises, for property located in Oakmont, Pennsylvania.(5)
10.2	2000 Stock Incentive Plan of the Company.(5)
10.3	Employee Stock Purchase Plan of the Company.(5)
10.4	Amended and Restated Stock Option Plan of the Company.(6)
10.5	Loan Agreements between the Company and certain of our officers during the first quarter of 2000.(6)
10.6	License Agreement and Assignment, each dated July 23, 1999, between the Company and Bruce Molloy.(6)
10.7I	Master Alliance Agreement, dated June 30, 2000, between the Company and Electronic Data Systems Corporation.(7)
10.8I	Master Software License Agreement, dated June 30, 2000, between the Company and Electronic Data Systems Corporation.(7)
10.9	Common Stock Purchase Warrant of the Company in favor of Electronic Data Systems Inc.(7)
10.10	Warrant Purchase Agreement, dated June 2, 2000 between the Company and Electronic Data Systems.(7)
10.11	ServiceWare Technologies, Inc. Change of Control Benefit Plan.(8)

Exhibit Number	Description
10.12I	Software License and Maintenance Agreement dated December 13, 2001 between the Company and Cingular Wireless LLC.(9)
10.13	Note Purchase Agreement dated as of May 6, 2002 between the Company and the purchasers identified therein.(10)
10.14	Asset Purchase and Sale Agreement dated August 21, 2002, between Maureen R. Gaughan as trustee of the Chapter 7 Bankruptcy Estate of InfoImage, Inc. and the Company(11)
10.15*	Loan and Security Agreement dated October 16, 2002, between the Company and Comerica Bank — California.
21.1*	List of Subsidiaries
23.1*	Consent of PricewaterhouseCoopers LLP.
23.2*	Consent of Ernst & Young LLP.
24.1*	Power of Attorney (included on signature page hereto).
99.1*	Certification pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Kent Heyman, President and Chief Executive Officer.
99.2*	Certification pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Scott Schwartzman, Chief Financial Officer.

I Portions of these exhibits have been omitted based on a grant of confidential treatment by the Commission. The omitted portions of the exhibits have been filed separately with the Commission.

(1) Incorporated by reference to our Current Report on Form 8-K filed on August 6, 2001.

(2) Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

(3) Incorporated by reference to our Registration Statement on Form S-1, as amended, filed on August 18, 2000.

(4) Incorporated by reference to our Registration Statement on Form S-3 filed on June 19, 2002.

(5) Incorporated by reference to our the Registration Statement on Form S-1 filed on March 31, 2000.

(6) Incorporated by reference to our Registration Statement on Form S-1, as amended, filed on April 7, 2000.

(7) Incorporated by reference to our Registration Statement on Form S-1, as amended, filed on July 13, 2000.

(8) Incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

(9) Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

(10) Incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

(11) Incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

* Filed herewith.

(b) Reports on Form 8-K

The registrant did not file any Reports on Form 8-K during the quarter ended December 31, 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Oakmont, Commonwealth of Pennsylvania on March 27, 2003.

SERVICEWARE TECHNOLOGIES, INC.

By: /s/ KENT HEYMAN
Kent Heyman
Chief Executive Officer

Each person whose signature appears below hereby appoints Kent Heyman and Scott Schwartzman, and both of them, either of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to perform each and every act and thing appropriate or necessary to be done, as fully and for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ KENT HEYMAN Kent Heyman	President, Principal Executive Officer and Director	March 27, 2003
/s/ SCOTT SCHWARTZMAN Scott Schwartzman	Chief Financial Officer, Chief Operating Officer, Secretary and Principal Financial Officer	March 27, 2003
/s/ THOMAS UNTERBERG Thomas Unterberg	Director	March 27, 2003
/s/ GEORGE GOODMAN George Goodman	Director	March 27, 2003
/s/ ROBERT HEMPHILL Robert Hemphill	Director	March 27, 2003
/s/ BRUCE MOLLOY Bruce Molloy	Director	March 27, 2003
/s/ TIMOTHY WALLACE Timothy Wallace	Director	March 27, 2003





ServiceWare Technologies, Inc.
333 Allegheny Avenue
Oakmont, PA 15139-2066
412-826-1158
www.serviceware.com